FORM 6-K
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 11, 2003

Commission File Number: 001-12568

BBVA Banco Francés S.A.
(Translation of registrant’s name into English)

Reconquista 199, 1006 Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BBVA Banco Francés S.A.

Item

1.	Financial Statements as of December 31, 2002 and 2001 together with Auditor’s Report

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA BANCO FRANCÉS S.A.

Date: March 7, 2003	By:	/s/ MARÍA ELENA SIBURU DE LÓPEZ OLIVA

	Name:	María Elena Siburu de López Oliva
	Title:	Investor Relations Manager

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001 TOGETHER WITH AUDITOR´S REPORT

BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos -

	2002	2001

ASSETS
CASH AND DUE FROM BANKS
Cash	221,394	576,810
Due from banks and correspondents	706,200	1,116,722

	927,594	1,693,532

GOVERNMENT AND PRIVATE SECURITIES (Exhibit A)
Holdings in investment accounts	1,846,406	9,222
Holdings for trading or financial transactions	2,216	502,959
Unlisted Government Securities	142,113	673,332
Investments in listed private securities	1,700	522

	1,992,435	1,186,035

LOANS
To government sector (Exhibits B, C and D)	4,985,975	6,242,979
To financial sector (Exhibits B, C and D)	30,540	129,078
To non financial private sector and residents abroad (Exhibits B, C and D)	2,687,499	6,837,889

Overdraft	151,386	718,812
Discounted instruments	221,276	1,460,562
Real estate mortgage	503,377	1,621,086
Collateral Loans	9,616	49,492
Consumer	147,223	622,101
Credit cards	133,999	510,880
Other (Note 5)	1,417,645	1,753,159
Interest and listed-price differences accrued and pending collection	103,410	147,772
Less: unused collections	284	432
Less: Interest documented together with main obligation	149	45,543
Less: Allowances (Exhibit J)	829,319	997,470

	6,874,695	12,212,476

OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS
Central Bank of the Argentine Republic	298,138	139,842
Amounts receivable for spot and forward sales pending settlement	10,019	476,653
Instruments to be received for spot and forward purchases pending settlement	703,634	85,946
Unlisted corporate bonds (Exhibits B, C and D)	180,619	157,491
Other receivables not covered by debtor classification regulations (Note 5)	434,031	217,128
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	11,478	34,519
Interest accrued and pending collection not covered by debtor classification regulations	99,756	17
Interest accrued and pending collection covered by debtor classification regulations (Exhibits B, C and D)	9,734	31
Less: others unused collections	157	—
Less: Allowances (Exhibit J)	101,453	9,102

	1,645,799	1,102,525

ASSETS SUBJECT TO FINANCIAL LEASING
Assets subject to financial leasing (Exhibits B, C and D)	21,269	49,130
Less: Allowances (Exhibit J)	470	727

	20,799	48,403

INVESTMENTS IN OTHER COMPANIES (Exhibit E)
In financial institutions	1,284,151	508,368
Other (Note 5)	239,897	283,171
Less: Allowances (Exhibit J)	18,901	11,738

	1,505,957	779,801

OTHER RECEIVABLES
Receivables from sale of property assets (Exhibits B, C and D)	140	347
Other (Note 5)	1,372,959	340,896
Other accrued interest receivable	1	2
Less: Allowances (Exhibit J)	391,496	3,059

	981,604	338,186

PREMISES AND EQUIPMENT (Exhibit F)	452,383	489,977

OTHER ASSETS (Exhibit F)	112,743	153,838

INTANGIBLE ASSETS (Exhibit G)
Goodwill	48,285	110,972
Organization and development expenses	72,053	138,372

	120,338	249,344

SUSPENSE ITEMS	526	8,381

TOTAL ASSETS	14,634,873	18,262,498

(Contd.)

BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos -

	2002	2001

LIABILITIES
DEPOSITS (Exhibits H and I)
Government sector	22,699	79,946
Financial sector	50,991	210,252
Non financial private sector and residents abroad	6,324,060	12,539,672

Checking accounts	1,179,026	2,533,733
Savings deposits	533,400	4,585,201
Time deposits	2,425,810	4,788,693
Investments accounts	3,048	—
Other (Note 5)	1,561,657	583,779
Interest and listed-price differences accrued payable	621,119	48,266

	6,397,750	12,824,870

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS
Central Bank of the Argentine Republic (Exhibit I)	2,164,839	19,266

Other	2,164,839	19,266
Banks and International Institutions (Exhibit I)	760,005	594,258
Non-subordinated corporate bonds (Exhibit I)	479,228	545,525
Amounts payable for spot and forward purchases pending settlement	392,875	98,605
Instruments to be delivered for spot and forward sales pending settlement	11,665	424,270
Financing received from Argentine financial institutions (Exhibit I)	75,200	301,603
Other (Exhibit I)	333,353	497,907
Interest and listed-price differences accrued payable (Exhibit I)	39,234	14,424

	4,256,399	2,495,858

OTHER LIABILITIES
Other (Note 5)	1,406,521	332,225

	1,406,521	332,225

ALLOWANCES (Exhibit J)	471,923	113,805

SUBORDINATED CORPORATE BONDS (Exhibit I)	85,001	371,489

SUSPENSE ITEMS	6,052	69,231

TOTAL LIABILITIES	12,623,646	16,207,478

STOCKHOLDERS’ EQUITY (as for the related statements of changes in stockholders’ equity)	2,011,227	2,055,020

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	14,634,873	18,262,498

MEMORANDUM ACCOUNTS

		2002	2001

DEBIT ACCOUNTS
Contingent
•	Guaranties received	5,770,724	10,252,232
•	Contra contingent debit accounts	3,934,799	1,998,771

		9,705,523	12,251,003

Control
•	Receivables classified as irrecoverable	559,438	983,285
•	Other (Note 5)	32,644,480	34,274,246
•	Contra control debit accounts	26,172	167,007

		33,230,090	35,424,538

For trustee activities
•	Funds received in trust	38,929	191,994

		38,929	191,994

TOTAL		42,974,542	47,867,535

CREDIT ACCOUNTS
Contingent
•	Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	149,777	386,550
•	Guaranties provided to the BCRA	2,805,504	19,024
•	Other guaranties given covered by debtor classification regulations (Exhibits B, C and D)	671,227	1,169,915
•	Other guaranties given not covered by debtor classification regulations	—	1,951
•	Other covered by debtor classification regulations (Exhibits B, C and D)	308,291	421,331
•	Contra contingent credit accounts	5,770,724	10,252,232

		9,705,523	12,251,003

Control
•	Items to be credited	26,172	166,920
•	Other	—	87
•	Contra control credit accounts	33,203,918	35,257,531

		33,230,090	35,424,538

For trustee activities
•	Contra credit accounts for trustee activities	38,929	191,994

		38,929	191,994

TOTAL		42,974,542	47,867,535

The accompanying notes 1 through 17 and exhibits A through L and N are an integral part of these statements.

STATEMENTS OF INCOME FOR THE FISCAL YEAR
ENDED DECEMBER 31, 2002 AND 2001

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos -

	2002	2001

FINANCIAL INCOME
Interest on cash and due from banks	7,046	53,531
Interest on loans to the financial sector	25,937	38,695
Interest on overdraft	179,953	178,736
Interest on discounted instruments	63,604	206,832
Interest on real estate mortage loans	90,190	212,146
Interest on security agreement loans	2,661	7,921
Interest on credit card loans	56,677	89,420
Interest on other loans	330,594	987,566
Interest on other receivables from financial transactions	23,427	47,334
Income from guaranteed loans - Decree 1387/01	1,499,312	44,048
Net income from government and private securities	147,357	466,208
Indexation by benchmark stabilization coefficient (CER)	1,026,344	—
Other (Note 5)	1,323,195	157,589

	4,776,297	2,490,026

FINANCIAL EXPENSE
Interest on checking accounts	250,564	32,380
Interest on savings deposits	8,490	45,761
Interest on time deposits	583,530	939,935
Interest on financing to the financial sector	14,115	2,400
Interest on other liabilities from financial transactions	102,050	115,047
Other interest	682,474	36,755
Indexation by benchmark stabilization coefficient (CER)	1,133,089	—
Other	199,466	126,859

	2,973,778	1,299,137

GROSS INTERMEDIATION MARGIN - GAIN	1,802,519	1,190,889

ALLOWANCES FOR DOUBTFUL LOANS	592,113	860,884

SERVICE INCOME
Related to lending transactions	89,129	155,784
Related to liability transactions	155,030	261,928
Other commissions	17,226	20,767
Other (Note 5)	63,618	162,490

	325,003	600,969

SERVICE EXPENSES
Commissions	37,659	76,531
Other (Note 5)	7,206	28,690

	44,865	105,221

(Contd.)

STATEMENTS OF INCOME FOR THE FISCAL YEAR
ENDED DECEMBER 31, 2002 AND 2001

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos -

	2002	2001

MONETARY GAIN ON FINANCIAL INTERMEDIATION	28,471	—

OPERATING EXPENSES
Payroll expenses	291,855	564,077
Fees to Bank Directors and Statutory Auditors	602	3,271
Other professional fees	19,481	17,339
Advertising and publicity	18,359	40,657
Taxes	20,478	28,795
Other operating expenses (Note 5)	277,230	282,807
Other	36,586	68,348

	664,591	1,005,294

MONETARY LOSS ON OPERATING EXPENSES	(68,996)	—

NET GAIN/(LOSS) FROM FINANCIAL TRANSACTIONS	785,428	(179,541)

OTHER INCOME
Income from long-term investments	—	18,186
Punitive interests	2,686	4,792
Loans recovered and reversals of allowances	41,021	79,520
Other (Note 5)	416,018	290,082

	459,725	392,580

OTHER EXPENSE
Losses from long-term investments	1,266,791	—
Punitive interests and charges paid to Central Bank of the Argentine Republic	2,618	4
Charge for uncollectibility of other receivables and other allowances	1,123,486	104,619
Other (Note 5)	119,734	77,619

	2,512,629	182,242

MONETARY GAIN ON OTHER OPERATIONS	25,415	—

NET (LOSS)/GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	(1,242,061)	30,797

NET (LOSS)/GAIN FOR THE YEAR	(1,242,061)	30,797

The accompanying notes 1 through 17 and exhibits A through L and N are an integral part of these statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002 AND 2001

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos -

		2002

			Noncapitalized contributions

Movements		Capital Stock	Premiums on the issuance of shares	Adjustments to stockholders’ equity (1)

1.	Balance at beginning of fiscal year (restated)	209,631	343,215	733,009
2	Adjustment to prior-year loss (4)	—	—	—

3	Subtotal	209,631	343,215	733,009
4.	Decisions of Stockholder’s Meeting of April 5, 2001 and August 7,2002:
	• Cash dividends	—	—	—
	• Capital increase for the subscription of shares (Note 2.3)	158,497	590,996	—
5.	Adjustment to Capital Stock of the interest in BBVA Uruguay S.A	—	—	—
6.	Sale of interest in BBVA Uruguay S.A. (Note 2.2)	—	—	21,657
7.	Unrealized valuation difference (Note 1.2.2)	—	—	—
8.	Net income for the fiscal year – (loss)/gain	—

9.	Balance at end of the fiscal year	368,128	934,211	754,666

(Contd.)

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002 AND 2001

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos -

		2002					2001

		Retained earnings

Movements		Legal	Other (2)	Unrealized valuation difference (3)	Unappropriated earnings	Total	Total

1.	Balance at beginning of fiscal year (restated)	425,546	1,789	—	341,830	2,055,020	2,359,543
2.	Adjustment to prior-year loss (4)	—	—	—	—	—	(154,386)

3.	Subtotal	425,546	1,789	—	341,830	2,055,020	2,205,157
4.	Decisions of Stockholder’s Meeting of April 5, 2001 and August 7,2002:
	• Cash dividends	—	—	—	—	—	(160,103)
	• Capital increase for the subscription of shares (Note 2.3)	—	—	—	—	749,943	—
5.	Adjustment to Capital Stock of the interest in BBVA Uruguay S.A.	—	—	—	—	—	(20,831)
6.	Sale of interest in BBVA Uruguay S.A. (Note 2.2)	—	—	—	—	21,657	—
7.	Unrealized valuation difference (Note 1.2.2)	—	—	427,118	—	427,118	—
8.	Net income for the fiscal year • (loss)/gain	—	—	—	(1,242,061)	(1,242,061)	30,797

9.	Balance at end of the fiscal year	425,546	1,789	427,118	(900,231)	2,011,227	2,055,020

BALANCE AT THE END OF THE FISCAL YEAR
(1)	Adjustments to stockholders’ equity include:
	a)	Adjustment to equity fund appraisal revaluation	40,981
	b)	Adjustment to Capital Stock	713,685

			754,666

(2)	Earnings reserved - Other includes:
	Mandatory reserve recorded for granting loans to personnel		1,789

(3)	Including 6,014 related to the interest in the Unrealized valuation difference booked by Rombo Cía.Financiera S.A.

(4)	This adjustment was made as a result of the change in the criterion follow by the Bank to determinate the income tax charge

The accompanying notes 1 through 17 and exhibits A through L and N are an integral part of these statements.

STATEMENTS OF CASH FLOWS FOR THE FISCAL YEAR
ENDED DECEMBER 31, 2002 AND 2001

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos -

	2002	2001

CHANGES IN CASH FLOWS
Cash and due from banks at beginning of fiscal year (restated)	1,693,532	1,103,494
(Decrease)/increase in cash and due from banks	(765,938)	590,038

Cash and due from banks at end of the fiscal year	927,594	1,693,532

CHANGES IN FUNDS
Financial income collected	1,526,216	1,935,600
Service charge income collected	347,835	597,470
Less:
Financial expenses paid	2,182,230	1,265,713
Services charge expenses paid	44,836	105,491
Operating expenses paid	490,549	871,978

FUNDS (USED IN)/PROVIDED BY RECURRING OPERATIONS	(843,564)	289,888

OTHER SOURCES OF FUNDS
Net increase in other liabilities from financial transactions	1,708,282	262,991
Net increase in other liabilities	824,310	—
Net decrease in loans	6,422,400	—
Net decrease in government and private securities	—	831,576
Net decrease in other receivables from financial transactions	1,011,064	2,885,678
Cash Capital contribution	30,973	—
Other sources of funds	853,579	374,414

TOTAL OF SOURCES OF FUNDS	10,850,608	4,354,659

USE OF FUNDS
Net increase in government and private securities	231,926	—
Net increase in loans	—	286,636
Net increase in other assets	2,798,888	195,726
Net decrease in deposits	6,999,698	3,326,488
Net decrease in other liabilities	—	34,580
Cash dividends	—	160,103
Other uses of funds	33,509	50,976

TOTAL USES OF FUNDS	10,064,021	4,054,509

MONETARY (LOSS) INCOME GENERATED ON CASH AND DUE FROM BANKS	(708,961)	—

(DECREASE)/INCREASE IN FUNDS	(765,938)	590,038

The accompanying notes 1 through 17 and exhibits A through L and N are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002 AND 2001

(Translation of financial statements originally issued in Spanish – See Note 17)

(Stated in thousands of pesos)

1.	ARGENTINE ECONOMIC CONTEXT AND ITS IMPACT ON THE BANK’S ECONOMIC AND FINANCIAL POSITION.

1.1.	General Aspects

The Argentine Republic finds itself immersed in a delicate economic context, which makes up a framework which has as main indicators a high level of external indebtedness, high interest rates, a significant decrease in the deposit level, a country risk which has reached levels out of the habitual averages and a recession which has lasted for more than four years. This situation has led to an important fall in the demand of products and services as well as a significant increase in the level of unemployment. The Federal Government’s capacity to fulfill its obligations and the possibility to access to credit lines has also been affected by these circumstances.

On November 30, 2001, owing to the severe loss of deposits from the financial system, the Government issued Decree No.1570/01, which set tight restrictions on the withdrawal of cash from banks and controls on the transfer of funds abroad while fostering an increased dollarization of the economy.

By the end of the last year, the deterioration of the economic and financial situation affected the institutions, with several successive changes taking place at the highest levels of the Federal Executive, which culminated with National Congress electing a new President to complete the constitutional period until December 10, 2003. In the interim, the suspension of payments on public debt, was declared.

On January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law approved in March 1991.  The new law empowers the Federal Executive to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

Subsequently, the Federal Government issued different decrees and rules that amended or supplemented existing rules and regulations. The main new measures were:

1.1.1.	Conversion of receivables and liabilities into Argentine pesos (pesification).

The pesification system set up by the Federal Government under Law 25,561, Decrees No. 214/02, 410/02, 471/01, 494/02 as supplemented, establishes as follows:

a)

The switch into pesos of all the obligations, whatever their cause or origin, to deliver sums of money stipulated in US dollars or any other foreign currency outstanding as of the date of enactment of Law No. 25,561, with the exceptions, mainly, of financing related to foreign trade granted by financial institutions, and the private and government sectors’ obligations to deliver sums to which foreign law is applicable.

b)

The switch into pesos of all deposits with all financial institutions stipulated in US dollars or other foreign currencies at an exchange rate of 1.4 Argentine pesos to each US dollar, or its equivalent in any other currencies.

c)

The switch into pesos of all debts towards financial institutions stipulated in US dollars or other foreign currencies of the non financial private sector, whatever the amount or nature, at the exchange rate of one Argentine pesos to each US dollar, or its equivalent in any other currencies.

d)

The switch into pesos of all debts towards financial institutions stipulated in US dollars or other foreign currencies which are only subject to Argentine Law within the financial system, at the exchange rate of 1.4 Argentine pesos to each US dollar, or its equivalent in any other currencies.

e)

The switch into pesos of due-and-payable obligations to pay amounts, for any cause or of any origin, stipulated in US dollars or any other foreign currencies, unrelated to financial institutions and whatever their origin or nature, at the exchange rate of one Argentine pesos to each US dollar, or its equivalent in any other currencies.

f)

The adjustment of loans and the deposits and debts mentioned in (b) to (d) above by application of a “Benchmark Stabilization Coefficient”, which is published by the Central Bank of the Argentine Republic (BCRA).  In addition, minimum and maximum interest rates will be applied on deposits and loans, respectively.  The Coefficient mentioned above is applied as from the issuance of Decree No. 214/2002.

All those loans granted to individuals on the side of financial institutions which have as a mortgage security the single dwelling home; personal loans, in due time agreed upon the amount of USD 12,000 or another foreign currency; and those secured personal loans in due time agreed upon the amount of USD 30,000 or another foreign currency are excluded from the CER application. Such loans will be adjusted by the application of the Salary Variation Coefficient, keeping the originally agreed interest rate.

The obligations of any nature or origin to be generated after Law No. 25,561 has been enacted may not include, or become subject to any adjustment provision.

g)

The switch into pesos of inter-financing loans in foreign currency at an exchange rate of 1.4 Argentine pesos to each US dollar or its equivalent in other currencies, except for those which have relation with the import or export pre-financing or financing shall be settled at the floating exchange rate.

h)

The issuance of a Bond backed by Argentine Treasury funds to bear the imbalance in the banking system resulting from the exchange difference stemming from the switch into Argentine pesos of the deposits with, and debts owed to, the banking system.

1.1.2.	Bankruptcy and insolvency law

As from the enactment of Law No. 25,563, dated January 30, 2002, which pronounces the credit and production emergency until December 10, 2003, all court and out-of-court foreclosures as well as the procedure of creditors’ petitions in bankruptcy have been suspended. Once the considered term in the legal order matured, such suspensions were voluntarily postponed until February 1, 2003 by the ABAPRA (Argentine Association of Government and Private Owned Banks) and the ABA (Argentine Bank Association).

Finally, by Decree 204 dated February 4, 2003, a voluntary conciliation procedure was established, by which the Legal Emergency Units were established for a ninety-day term within the Department of Labor and Production. These units shall take part in the foreclosures at the request of either debtors or creditors.

1.1.3.	Exchange system

During the first quarter of the fiscal year and as the economic crisis deepened, the Federal Government established a series of restrictions and exchange controls, which have been made gradually flexible towards the end of the fiscal year owing to the stability of the exchange parity. The main exchange rules in force as the date of issuance of these financial statements are as follows:

•

By Decree No. 260/2002 dated February 8, 2002, the Federal Executive established a single and free exchange market by which, as the date of issuance of this decree, all exchange transactions in foreign currency are conducted.

	•	Foreign exchange transactions in the floating market have, among others, the following characteristics:

•

The exchange rate will be freely agreed between supply and demand. As of December 31, 2002, the exchange rate was 3.363 Argentine pesos to each US dollar, and as the date of filling this financial statements, the exchange rate was 3.18 Argentine pesos to each US dollar.

	•	Foreign exchange transactions may only be carried out at institutions authorized by the BCRA.

	•	Criminal Foreign Exchange Laws will apply to transactions that do not conform to effective regulations.

	•	Certain requirements related to the registration of transactions and customer identification and certain provisions of the information system must be complied with.

	•	The foreign trade transactions as well as the transfers abroad are regulated by the BCRA as regards previous agreement and the settlement and term method, according to the kind of transaction.

	•	Income and dividend payments abroad related to audited balance sheets shall be able to be carried out.

•

In accordance with Communiqué “A” 3880, the maximum limit of Foreign Exchange Position (PGC) of the financial institutions, basically made up of the foreign currency holding plus availabilities in that currency within the country or abroad and foreign currency term transactions is equivalent to 10% of the R.P.C. registered as of November 30, 2001, with a minimum equivalent adding to the sum of USD 1,000,000 for banking institutions.

1.1.4.	Compensation to Financial Institution

According to the provisions of Law No. 25,561 and Decrees No. 214/02, No. 494/02, No. 905/02 and No. 2167/02 the Federal Government established a compensation for Financial Institutions for the negative monetary effects arising from conversion into Argentine pesos at an asymmetrical exchange rate of receivables and payables denominated in foreign currency, as well as for the net negative position in foreign currency resulting from its conversion into Argentine pesos.

BCRA Communiqués “A” 3650 and “A” 3716, as supplemented, determined the compensation procedures as follows:

a)

It was taken as reference the balance sheet of the Financial Institution as of December 31, 2001, to which those assets affected by Decrees No. 214/02 y No. 471/02 registered in branches and subsidiaries abroad of local financial institutions were included in the asset.

b)

The stockholders’ equity resulting from the balance sheet mentioned in (a) was adjusted by applying the exchange rate of 1.4 Argentine pesos to each US dollar, or its equivalent in any other currency, to the net position in foreign currency.

c)

The amount to be compensated is the positive difference between the adjusted stockholders´ equity determined on the basis of (b) above and the stockholders´ equity resulting from conversion into pesos of certain assets and liabilities in foreign currency at the exchange rates defined by the rules and regulations.

	d)	The compensation for each Financial Institution, determined in Argentine pesos, will be paid by delivering “Federal Government Bonds in Argentine pesos at a 2% rate, maturing in 2007”.

e)

Financial Institutions will have the right to request the Bond swap mentioned in d) for “LIBOR 2012 Federal Government Banks denominated in US dollars” at the exchange rate of 1.4 Argentine pesos to each US dollar, for up to the amount of the net negative position in foreign currency, resulting from conversion into pesos of assets and liabilities booked in the balance sheet as of December 31, 2001, as per the above paragraphs.

f)

The Federal Government, through the Ministry of Economy, may issue additional bonds in US dollars to be subscribed by Financial Institutions up to the amount of the net position in foreign currency of such Financial Institution and after allocating all the holdings in Bonds denominated in Argentine pesos received as a compensation. The subscription price of such will be 140 Argentine pesos to 100 dollars, face value.

Subsequently, the Federal Government and the BCRA issued different amendments (Decrees No. 2167/02 and No. 53/03, and Communiqués “A” 3825 and “B” 7564, among others), which originated changes in the amounts to be received in compensation, causing the presentation of three informative requirements on the side of the financial institutions. As the date of issuance of these financial statements, there are pending regulation issues which can generate additional amendments to the amount determined by the financial institutions. The BCRA has also started to carry out inspections in the financial institutions so as to make the compensation figures valid.

1.1.5.	Government Securities and Loans to the Government Sector - Guaranteed Loans – Decree No. 1387/2001

On November 1, 2001, through Decree No. 1387/2001, the Federal Executive instructed the Ministry of Economy to offer, on a voluntary basis, the federal and provincial public debt swap for loans secured by the Argentine State or the Provincial Development Trust Fund aiming at obtaining a reduction of the interest related to the securities converted as well as extending amortization terms.

Decrees Nos. 1387/01 and 1646/01 established the basic characteristics of secured loans, including: conversion at nominal value plus interest of the swapped obligations (at a one-to-one rate), issuance in the same currency as the one of the swapped obligation; tax exemption on the difference both between the conversion and market values or the booking as well as the interest and secured loans; use of resources from the tax on bank account transactions and in general of all the resources related to the federal Government on account of the Federal Tax Revenue Sharing System as a guarantee of all the principal and interest maturity dates of secured loans.  In addition, Decree No. 471/02 provided, among other things, the conversion into pesos of all federal, provincial and municipal obligations denominated in foreign currency on which only Argentine law is applicable at the exchange rate of 1.4 Argentine pesos to each US dollar or its equivalent in other foreign currencies and adjustment thereof through the Benchmark Stabilization Coefficient and the kind of interest applicable to each secured loan and security based on the average life and original issuance currency.

Subsequently, the Federal Executive issued Decree No. 644/02 and 79/03 establishing the steps to be followed by banks to accept the new conditions, for purposes of receiving principal and interest payments on guaranteed loans. If the new conditions are not accepted, the banks receive the securities originally submitted for the swap.

On August 27, 2002, through Decree No. 1579/02, the Federal Executive instructed the Trustee Fund for Provisional Development to bear provincial debt in the form of Government Securities, Bonds, Treasury Bills, or Loans voluntary converted into Secured  Bonds.

Later, on October 25 and November 12, 2002, through Resolutions Nos. 539/02 and 611/02, respectively, the Ministry of Economy established the unified calculation mechanism for all debts included in the conversion system under Decree No. 1579/02, and it provided the term for Financial Institutions that submitted bids to convert provincial debt under Section No. 25, Decree No. 1387/01, as supplemented, to express their will to withdraw them.

On November 19, 2002, the Economy Ministry issued Resolution No. 624/02, by which the provincial public debt eligible for the swap of provincial public debt for bonds and guaranteed loans issued by the Fiduciary Fund for Provincial Development is established. As the date of issuance of these financial statements, the process of provincial debt swap has not been improved yet.

1.1.6.	Deposits and liabilities of the government and private sectors

Balance rescheduling

As mentioned in the above paragraphs, the Federal Executive has issued Decree No. 1570/01 establishing severe restrictions on the withdrawal of funds from Financial Institutions. Subsequently, a number of rules were issued that established a schedule for maturity of deposits existing in the financial system. The BCRA issued a number of Communiqués that established the schedule for returning deposits on the basis of their currency and amount.

Finally, as of December 2, 2002, by Resolution 668/02 of the Economy Ministry dated November 25, 2002, the restrictions to the amounts which can be withdrawn from amended demand accounts were eliminated, putting an end to the so-called “corralito financiero” (freeze on deposits withdrawals). It is important to make clear that the reprogramming deposit system is still in force. Its main characteristics are as follows:

•	Peso-denominated deposits (term deposits):

Amount (in thousands of pesos)	Number of installments	Payment schedule

From ARS 0.4 to ARS 10	4	As from March 2002
From ARS 10 to ARS 30	12	As from August 2002
Above ARS 30	24	As from December 2002

Rescheduled deposits, originally agreed upon in pesos, will accrue interest at a nominal rate of 7% p.a. on balances, which will be paid on a monthly basis as from February 2002.

•

Deposits denominated in foreign currency, converted into pesos at the exchange rate of 1.4 Argentine pesos to each US dollar (deposits in checking account exceeding USD 10,000, deposits in savings account exceeding USD 3,000 and term deposits):

Amount (in thousands of pesos)	Number of installments	Payment schedule

From ARS 1.2 to ARS 7	12	As from January 2003
From ARS 7 to ARS 14	12	As from March 2003
From ARS 14 to ARS 42	18	As from June 2003
Above ARS 42	24	As from September 2003

Rescheduled deposits, originally agreed upon in foreign currency, will accrue interest at a nominal rate of 2% p.a. on balances, which will be paid on a monthly basis as from February 2002.

Swap I

Decrees No. 494/02, No. 620/02 and 905/02 established the general conditions and the procedure through which the owners of deposits in Argentine pesos and in foreign currency may exercise the options to receive in accord and satisfaction of their deposits, Federal Government Bonds. The different options were established on the features of their deposits, and consist in the reception of  “Federal Government Bonds in Argentine pesos at a 2% rate, maturing in 2012”, “Federal Government  Capitalized Bonds in US dollars at LIBOR plus 1%, maturing in 2012” and “Federal Government Bonds in Argentine pesos at a 3% rate, maturing in 2007”. That option matured in July 2002.

Swap II

By Decrees No. 1836/02 and 2167/02, the Federal Government established the basis for the Swap II of deposits from the Financial System, by which the holders of such deposits shall be able to opt.

Under the above regulations, the holders of certificates of rescheduled deposits originally made in foreign currency may opt to receive “Federal Government Bonds in US dollar 2013” from the related bank in exchange for such certificates. These bonds will be subscribed at the rate of USD 100 (face value) for each ARS 140 (face value) of the certificate.

The Financial Institutions where such deposits were made shall grant deposit holders a put option for principal or interest coupons. The exercise price in pesos shall equal the bon coupon face value in US dollars converted into pesos at the exchange rate of 1.4 Argentine pesos to each US dollar, and adjusted by the benchmark stabilization coefficient from February 3, 2002, through the coupon maturity date.

Deposit holders may opt to convert the rescheduled amount into fixed-term bills in pesos issued by each bank, jointly with an option issued by the Federal Government to switch them into the original currency.

On the other hand, those who opted to receive “Federal Government Bonds in US dollars 2005” or “Federal Government Bonds in US dollars 2012” under decree No. 905/02 (Swap I) may choose to ask the bank from which they received the above bonds to grant them the above put option or to exchange the bonds for fixed-term bills.

The BCRA under Communiqué “A” 3833 extended the term up to March 12, 2003 for the exercise of the above-mentioned swap options, which originally matured on December 12, 2002.

For purposes of obtaining such Bonds, the Financial Institutions must first apply their holding in “Federal Government Bonds at a 9% rate maturing in 2002”. For the remaining amount of bonds to be subscribed on behalf of depositors, Financial Institutions may opt between:

	a)	Swap them for certain assets (assistance to the public and private sector) in accordance with an established priority order.

	b)	Obtaining advances from the BCRA in Argentine pesos secured by guarantees in the amount required to acquire the abovementioned Bonds.

	c)	Pay them with their own resources without receiving the BCRA´s financial assistance.

1.1.7.	Legal actions

The measures adopted by the Federal Executive with respect to the political, economic, financial and foreign exchange emergency triggered a number of legal actions to be filed by individuals and companies, in the form of constitutional protection actions (judicial injunctions resulting in the immediate release of frozen deposits), against the Federal Government, the BCRA and Financial Institutions as the petitioners consider that the Law on Public Emergency and its supplementary provisions are unconstitutional. Based, mainly in the “Kiper against Federal Government and Others” case, dictated by the Supreme Court, the courts massively started to dictate through constitutional protection actions, the partial reimbursement of bank deposits in US dollars or Argentine pesos at the “floating” exchange rate. The Supreme Court has not dictated about the constitutional sustenance of the “switch to pesos” established by the Federal Government.

On March 11, 2002, the Argentine Association of Government-owned and Private Banks and the Argentine Bank Association filed a “per saltum” appeal with the Argentine Supreme Court under section 195 bis of the Argentine Code of Civil and Commercial Procedure (according to the modification introduced by Law No. 25,561). The appeal was filed for the benefit of government-owned and private banks that are members of such associations and was based on the Argentine institutional and systematic crisis and on the need to comply with effective regulations to attain an ordered and gradual solutions for the restrictions affecting the financial system and guaranteeing a plurality of interest. Such appeal seek communication to all federal courts of cases in which precautionary measures have been enforced or are about to be enforced since the effective date of Decree No. 1570/01 until March 11, 2002, against banks that are members of such associations.

On April 26, 2002, Law No. 25,587 was published in the Official Gazette of the Argentine Republic. This law establishes limitations to those precautionary measures that judges may adopt regarding the deposits affected by the provisions of Law No. 25,561 as supplemented. With some exceptions, the law establishes that: a) the precautionary measures cannot consist in giving the petitioner the deposited funds, and that b) those appeals which interfere against them have a suspension effect, that is to say, that they must not be executed until they have been given the final order.

Finally, on July 24, 2002, the Federal Executive issued Decree No. 1316/02 establishing the temporary suspension for 120 business days of compliance with and enforcement of precautionary measures and final judgments issued in the legal actions referred to in section 1 of Law No. 25,587. Court orders must be recorded in financial institutions in chronological order and informing that measure to the court and the BCRA. Suspended resolutions will be complied with after expiration of the term in their chronological order and within 30 business days. In the case of exceptions to the above rules, the measure will presented to the BCRA that will comply with the court orders on behalf and account of the Bank.

1.1.8.	Information requirements and technical relations

The BCRA by different Communiqués established extensions for the presentation of the informative requirements and requested the financial institutions specific information as an exception. As the date of issuance of these financial statements, the BCRA keeps the informative requirements related to Minimum Capital Agreement and Integration, Liquidity Position and Fixed Asset Relation and Other suspended.

1.2.	Particular situation

1.2.1.	The impact of the crisis

Since late in the year ended on December 31, 2001, the financial system in general and the Bank in particular have to cope with a significant impact in their liquidity position, mainly as a result of mass withdrawals of deposits, constitutional protection actions by depositors, the ordering of precautionary measures and immediate measures by tribunals, the suspension of court-enforced collections and foreclosures, and the enactment of numerous laws, decrees, resolutions from the Ministry of Economy and Communiqués by the BCRA, which led to frequent changes in the Bank´s positions.

The liquidity crisis became especially aggravated in the second quarter of the year, when cash withdrawals (accelerated by the uncertainty derived from cash withdrawal restrictions) and the reimbursement of deposits under precautionary measures, actions for infringement of fundamental rights and freedoms, and immediate measures reached their maximum level.

The situation described above led the Board of the Bank to decide the implementation of a plan to strengthen the Bank´s stockholders´ equity and liquidity. Similarly, the BCRA in exercise of its powers requested that the Bank formally submit the above-mentioned plan before that body. The mentioned plan was mentioned intended to regularize and reorganize the aspects related to complying with the technical regulation on minimum cash, which had been affected by the above-mentioned liquidity crisis triggered by the fall of deposits, court rulings on the actions brought by depositors, and by regulatory changes on prudential regulations. Such plan comprised the measures that had been adopted in April and May 2002, in relation to the financial assistance received from BBVA Madrid and the BCRA, the sale of a stock holding, the commencement of the execution of an administrative restructuring plan and the decision to capitalize the Institution (see note 2). Such plan was updated in October, 2002. However, as the date of issuance of these financial statements, the B.C.R.A. has not given an opinion in this respect.

As from July 2002, BF has regulated its liquidity position, fulfilling this way with the technical resolutions required, under this concept, by the BCRA.

1.2.2.	Compensation to Financial Institutions for the effects of the devaluation and conversion into pesos

The Bank has submitted the BCRA three informative requirements regarding the amount to be compensated according to the Federal Executive Decree 905/02 dated August 5, September 12 and December 23, 2002, respectively. The final amount to be compensated, which originates from the last presentation made by BF on December 23, 2002, amounts to 797,300. BF applied this amount to the subscription of BODEN 2012 for a nominal value of thousands of USD 569,500 (at the exchange rate of 1.4 Argentine pesos to each US dollar). In addition, so as to cover the remaining negative foreign currency position after the pesification, the Bank requested the BCRA an advance payment to subscribe the above-mentioned bonds up to the concurrence of negative net foreign currency position for the amount of thousands of USD 37,039.

On September 11, 2002, the BCRA credited BODEN 2012 for a nominal value of thousands of USD 421,890, and on October 29, 2002 for a nominal value of thousands of USD 88,894 (net of collateral security margin of 15%), in accordance with a previous compensation estimate. Such Bonds are currently blocked until the BCRA’s definite approval regarding the compensation amount is given.

The Bank keeps registered in its asset BODEN 2012 for an amount of 1,751,417 (under “Government Securities”) and BODEN 2012 to be received for an amount of 328,331 (under “Other receivables from financial transactions”), related to a nominal value of thousands of USD 606,539. As mentioned in note 1.1.4., as the date of issuance of these financial statements, there are pending regulation issues which can cause additional amendments to the amounts established by the Bank. Such amounts are also pending validation on the side of the BCRA. As for what has been explained, it is not possible to determine the effect of these issues on the compensation values registered by the Bank. The current financial statements do not include any adjustment that may derive from the resolution of these uncertainties.

As required by BCRA Communiqué “A” 3703, the compensation received was booked in January, 2002, as follows:

•

The gain resulting from the asymmetrical switch into pesos, which amounted to 1,208,740 (historical value 591,301), was allocated to “Financial Income • Gold and foreign currency exchange difference”, for the purpose of neutralizing the negative effects of the switch into pesos.

•

The amount of compensation received for the difference between Stockholders´ Equity as of December 31, 2001, and the Stockholders´ Equity that resulted from adjusting the net position in foreign currency switched into pesos at the exchange rate of 1.4 Argentine pesos to each US dollar, amounting to 421,104 (historical value 205,999), was allocated to the Stockholders´ Equity account “Unrealized valuation difference from compensation of the net position in foreign currency”.

1.2.3.	Assistance to the Government Sector

Pursuant to Decrees Nos. 1387/01 and 1646/01, the Bank and its subsidiaries swapped a portion of their holdings in federal government securities and/or loans to the federal government sector outstanding as of November 6, 2001, for a nominal value of USD 3,291,795 thousands, for Guaranteed Loans amounting to USD 3,360,403 thousands.

Subsequently, the Federal Executive established, by Decree No. 644/02, the steps that the Financial Institutions were to follow to accept the new conditions so as to receive the payments of principal and interest related to the Guaranteed Loans. On May 22, 2002, the Bank accepted the abovementioned changes to the conditions of the Guaranteed Loans, while its subsidiary, Banco Francés (Cayman) did it on July 12, 2002. On the other hand, Consolidar AFJP S.A., Consolidar Cía. de Seguros de Vida S.A., and Consolidar Cía. de Seguros de Retiro S.A. (except for loans for a face value of thousand of USD 34,034, which new conditions were accepted on May 21, 2002) did not accept the changes to the conditions of the Guaranteed Loans for a face value of thousand of USD 487,642. This means reverting to the original government securities, i.e. those that had been submitted for swapping.

In addition, the bank has presented before Banco de la Nación Argentina, in its capacity as trustee for the FFDP (Provincial Development Trust Fund), provincial governments securities and loans granted to the government sectors of the provinces for a nominal value of USD 480,970 thousands, so as carry out the swap provided by Decree No. 1387/01. Such transaction is recorded under the account Loans for the abovementioned value plus related accrued interest receivable as of December 31, 2002, switched into pesos at the exchange rate of 1.4 Argentine pesos to each US dollar and adjusted by the CER.

On December 26, 2002, the Economy Ministry accepted the offers of conversion of the Provincial Public Debt into Guaranteed Bonds, implemented in loans and that represented in Government Securities. This way, the Bank registered the interest accrual of these holdings and financing according to the new interest rate.

As of December 31, 2002, and 2001 the Bank carried the following receivables from the government sector:

1. Government securities in portfolio and affected to liability repurchase agreements:

	12.31.02		12.31.01

	BBVA Banco Francés	Consolidated Position	Consolidated Position

Argentine Federal Government 9% Bonds-2002	—	—	462,771
Argentine Republic External Bills	713,314	713,314	446,233
Tucumán Provincial Treasury Bonds	47,411	47,411	106,742
CCF (Tax credit certificate)	92,372	92,372	101,153
Argentine Federal Government Bonds-LIBOR 2012	1,751,417	1,751,417	—
Treasury Bills	59,715	72,090	28,461
LECOP Bonds Treasury Bills	2,330	9,875	5,124
Other	1,332	62,788	44,373

Total	2,667,891	2,749,267	1,194,857

2.	Credit assistance to the government sector:

			12.31.02		12.31.01

			BBVA Banco Francés	Consolidated position	Consolidated position

•	Federal Government secured loans - Decree No. 1387/01 (net of discounts)		3,060,875	5,505,262	6,400,557
•	Loans to the provincial public sector
	•	Buenos Aires	105,011	105,011	111,841
	•	Córdoba	329,212	329,212	350,244
	•	Entre Rios	100,876	100,876	107,436
	•	Chaco	187,784	187,784	199,996
	•	Formosa	99,460	99,460	105,930
	•	Santa Fe	127,353	127,353	134,834
	•	Misiones	68,983	68,983	73,469
	•	Other	110,788	110,788	159,858
•	Loans to other public sector agencies		795,633	795,633	907,856

Total			4,985,975	7,430,362	8,552,021

Allowances			—	(198,825)	—

3.

Compensation to be received from the Federal Government: as detailed in notes 1.1.4. and 1.2.2., the Bank and it subsidiary (Credilogros Cía. Financiera) booked as “Other receivables from financial transactions • Other receivables not covered by debtor classification regulations” in 337,772, which reflects the amount pending compensation, as established by Decree No. 905/02.

Taking into account that: a) the BCRA standards do not require the setting up of allowances for doubtful accounts for credit assistance granted to the public sector, b) the Federal Government has announced the suspension of payment of the national debt services for those bonds which have not been swapped for guaranteed loans (from which 83,156 during the 2002 fiscal year were received in concept of interest services), c) the Federal Government Bonds in Dollars 2012 received and to be received in compensation for the devaluation effects are valued at their technical value, while their listed price is not representative of the value for which they could be sold out in the market; since the total volume has not been significant, it is not possible to determine the effect that these issues could have on the recoverability of the book values of these holdings and financing.

1.2.4.	Assistance to the Private Sector

The effects resulting from the crisis that Argentina is currently enmeshed by and the difficulties evidenced in the payment chain have had a negative impact on the Bank’s credit assistance of debtors from the commercial and consumer portfolios generating ever increasing deterioration.

As of December 31, 2002, and 2001 the Bank carried the following receivables from the government sector:

	12.31.02		12.31.01

	BBVA Banco Francés	Consolidated position	Consolidated position

Commercial loans portfolio	2,807,006	2,905,413	6,813,964
Consumer loans portfolio	1,052,409	1,107,310	4,078,291
Debt securities	180,652	250,217	209,848
(Allowances loan portfolio)	(1,136,636)	(1,163,191)	(1,273,990)
(Allowances on debt securities)	(72,612)	(117,731)	(6,354)

Total	2,830,819	2,982,018	9,821,759

The Bank has carried out an analysis of its loan portfolio in the light of the new events and has booked as of December 31, 2002, incremental charges for allowances with the object of achieving a major degree of hedge for doubtful accounts in accordance with the BCRA standards.

1.2.5.	Deposits. Rescheduling of balances. Swap for Government Bonds (Swap I and II)

Swap I

The Bank´s customers opted to swap their rescheduled deposits into bonds as follows:

Amount in thousands of pesos

Section 2 of Decree No. 905/2002	608,688
Section 3 of Decree No. 905/2002	5,709
Section 4 of Decree No. 905/2002	93,128
Section 5 of Decree No. 905/2002	36,752
Section 24 of Decree No. 905/2002	34,107

Total	778,384

% of total deposits	10.74%
% of deposits eligible for swap	31.20%

The Bank swapped the following holdings for the mentioned bonds subscription:
•	Argentine Federal Government 9% Bonds for a valuation (without the CER) of 298,295.

•	Federal Government secured loans for an average booking amount of 285,234.

•	The Bank has requested an advance from the BCRA for the difference (194,855).

Swap II

On December 12, 2002, the Bank received the following options from depositors:

Amount in thousands of pesos

Federal Government Bonds in US dollars maturing in 2013	277,636
Federal Government Bonds in US dollars maturing in 2006	185
Certificate of deposit T-bills in pesos	1,709

Total	279,530

% of deposits eligible for swap	15.73%

Additionally, the Bank reimbursed in cash 192,876 in rescheduled deposits pursuant to the option provided by the BCRA which, in the case of the Bank, totaled pesos 10,000 plus CER.

1.2.6.	Deferred Tax

As of December 31, 2002, the Bank registers under Other Receivables (in the Tax Advance account) a taxable deferred asset of 366,000. Since this net deferred asset arises from temporary measure differences between the current BCRA accounting and fiscal standards, and taking into account that on a significant part of the assets which are generated there are uncertainties regarding the way to determine the recoverable value, accordingly, these uncertainties affect this asset recoverability.

1.2.7.	Legal actions

I) Constitutional protection actions

The Bank has been notified of injunctions, mainly pursuant to constitutional protection actions, that require deposits to be reimbursed in cash in amounts larger than provided under current legislation or regulations, and/or the release of rescheduled deposits and/or declare the inapplicability of legislation passed by National Congress or measures issued by the Federal Executive or the BCRA. As of the date of filing these Financial Statements, neither Federal, or Buenos Aires City not Provincial courts had ruled on the substance of the matter; accordingly, the final outcome of these legal actions is unknown.

Owing to the equity loss that the fulfillment of the precautionary measures ordered by different courts in constitutional protection actions imply for the financial system and, in particular, for BF, the Bank has let this loss be known before the Ministry Economy and the B.C.R.A. expressing a reservation of legal rights. In addition, it has decided to activate the difference between the paid amounts for constitutional protection actions and the deposit amount registered in accordance with the existing regulations; and applying prudential criteria, it has set up the allowances, which considers necessary to cover the future recoverability of such asset. As of December 31, 2002, BF keeps activated under this concept 391,495 net of allowances under Other receivables. To date, the authorities have not pronounced on an eventual compensation to the financial system for these issues

II) Portfolio variation coefficient

In accordance with that established by the current standards, the Bank has applied the CVS (Salary Variation Coefficient) for certain pesified loans.

Owing to the loss, which arises from the application in certain bank loans of the CVS coefficient instead of the CER one, the Entity has decided to demand for a compensation to the Economy Ministry and the BCRA. Accordingly, it has activated the 50% of the difference generated by the CVS coefficient application instead of the CER one on the understanding that the Federal Government shall compensate the Bank for the loss caused by this situation. As of December 31, 2002, this asset amounts to 97,000. To date, the Government has not pronounced on an eventual compensation to the financial system for these issues.

In the opinion of the Bank´s management and legal advisors, it is highly probable that the Federal Government may compensate such exchange difference. To the date of issuance of these financial statements, it is not possible to anticipate the final resolution of this issue; therefore, the financial statements do not include any adjustment that may end up in the resolution of this contingency.

1.2.8.	Particular matters regarding to subsidiaries

Banco Francés (Cayman) Limited

The Bank's external auditor, in his report on the financial statements as of December 31, 2002, includes a disclaimer of opinion related to (i) certain limitations to the scope; (ii) uncertainties on the Bank's capacity to continue as a going concern (note 2.4) and on the recoverability of the guaranteed loan portfolio of the Federal Government of the Argentine Republic.

1.2.9.	Advances requested from the BCRA and financing received from BBVA Madrid

For the purpose of covering the decrease in deposits, the Bank obtained, during the period March through July 2002, advances from the BCRA, which as December 31, 2002, amount to 1,821,150, and are recorded under “Other liabilities from financial transactions • Central Bank of the Argentine Republic Other”. In guarantee of such assistance, the Bank executed a first-degree security agreement whereby it encumbered in favor of the BCRA a portion of the Bank´s credit rights under the Guaranteed Loan Agreement executed on December 7, 2001, pursuant to Federal Executive Decree No. 1387/01 as supplemented and amended.

In addition to the advances granted by the BCRA, BF received from BBVA the following:

•

In April 2002, the Bank received assistance from BBVA Madrid in the amount of USD 159 million, from which USD 79,316 plus its accrued interests have been capitalized as of December 31, 2002 (note 2.3), in security for which it provided Guaranteed Loans to the Argentine Government and syndicated loans granted to customers of the non-financial private sector.

•	In May 2002, the Bank sold its equity interest in BBVA Uruguay to BBVA Madrid for USD 55 million (note 2.2).

•	In July 2002, the Bank entered into repurchase agreements with BBVA Madrid for an amount of USD 102.9 million.

In addition, BF has agreed upon the refinancing of simple corporate bonds for the amount of US$150 million maturing on October 31, 2002, through the issue of a new bond. Such refinancing included the interest payment and of a 5% of the capital as of October 31, 2002, the payment of a 5.26% of the capital of the new bond to 180 days and the rest in a year. In addition, the BF finds itself under a process of negotiation and implementation of the refinancing of the commercial lines abroad.

1.2.10.	Liquidity

During 2001, BCRA Communiqué “A” 3498 introduced changes to the minimum cash and minimum liquidity requirements systems. The minimum cash requirements thus imposed are higher than before.

Subsequently, the BCRA issued Communiqué “A” 3597 as supplemented, which established the System for Minimum Application of Resources from on-demand and term obligation in pesos. The requirement had been established in 18%, and in December 2002 was reduced to 12%.

The Bank has requested the BCRA a) the November 2001 to February 2002 position compensation with regard to the minimum liquidity requirements in pesos with foreign currency, and b) the minimum cash position compensation in pesos between March and September 2002; being the subject currently under consideration by the oversight agency.

By the BCRA Resolution 36/2003, the Bank was authorized to reduce the minimum cash requirement in pesos for and up to the amount of the excess of the compulsory resource application, originated in franchises granted by the BCRA in due time.

1.2.11.	Future evolution of the economical situation and its effect on the Bank

The negative consequences of the situations described above on the Financial System overall and in particular on the Bank, involve the significant liquidity, the impact of the devaluation of the Argentine peso and the switch into pesos, the recoverability of loans to both the Government and the private sectors, lost profitability and the mismatch of terms and currencies.

In addition, the measures taken by the Federal Executive allowed progress towards the compensation for the asymmetrical switch into pesos and coverage of the foreign currency position. Swap of rescheduled deposits for federal government bonds allowed depositors to choose to take such bonds in exchange for their deposits and banks are authorized to reimburse part of such deposits in cash.

On the basis of the situation described, the search for solutions to Argentina´s economic and financial situation will require further measures. For example, the possibility of covering deposits with some form of insurance, the settlement of Private Sector loans with bonds, the resolution of constitutional protection actions, compensation due to financial institutions for having returned • by court order pursuant to constitutional protection actions • deposits in dollars at the floating exchange rate, differentiated application of the benchmark stabilization coefficient and the salary variation coefficient to assets and liabilities, and the maturity of rescheduled deposits. As of the filing date of these financial statements, there are structural problems of the Argentine Economy that remain unsolved. These include the reconstitution of the Financial System, initiating negotiations with foreign creditors, negotiations with operators of privatized utilities, and the negotiations to refinance corporate loans of the private sector companies.

Since the third quarter of the year, the Bank´s situation has improved, BF has increased its deposits portfolio and the volume of transactions and, barring any situation beyond its control, the Board of the Bank expects to maintain the equilibrium level achieved. Thus, the BCRA and the Bank are continually assessing the measures and the evolution of the actions carried by the Bank according to the plan to strengthen the Bank´s stockholders´equity.

The board of the Bank is optimistic as to the development of future operations, especially if the Federal Government is eventually able to correct the profound imbalance caused by the execution of the precautionary measures ordered under actions for infringement of fundamental rights and freedoms and immediate measures, and if the Federal Government eventually compensates for the financial loss that the application of the salary variation coefficient instead of the benchmark stabilization coefficient causes to the economic and financial position of the Bank and system overall.

The impacts generated by these issues on the Bank's equity and financial position as of December 31, 2002 were acknowledged in accordance with the best estimates made by the Bank's Management in virtue of the existing regulations as of the date of issuance of these financial statements. Thus, it has not been possible to foresee the future evolution of these variables and their potential effect on the Bank.

The current financial statements have been prepared assuming that the Bank will go on as a going concern, based on the understanding that the restructuring of the financial system as a whole, the restructuring of the public debt and the Bank's own plans and actions to be implemented by the Bank and its subsidiaries will allow it to continue its operations and meet the solvency and liquidity indicators required by the BCRA and accordingly, these financial statements do not include adjustments related to the recoverability of the asset amounts recorded and the sufficiency of liabilities, as may be required if the situations described are not solved favorably.

2.	CORPORATE SITUATION AND BANK’S ACTIVITIES

2.1.	Corporate situation

BBVA Banco Francés S.A. (BF) has its main place of business in Buenos Aires and operates a 241-branch network and 39 offices of its affiliate Credilogros Compañía Financiera S.A.

As from December, 1996, BF is part of Banco Bilbao Vizcaya Argentaria S.A. (BBVA) global strategy, which controls the bank, direct and indirectly, with 79.52% corporate stock as of December 31, 2002.

Part of BF’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

2.2.	Sale of interest in Banco Bilbao Vizcaya Argentaria Uruguay S.A.

On May 13, 2002, the Bank entered into an agreement with BBVA for the sale of its 60.87% interest in BBVA Uruguay. This transaction was approved by the Bank´s Board of Directors at their meeting held on May 13, 2002, and the Central Bank of the Uruguayan Republic on May 10, 2002. The total selling price for the shares amounted to USD 55 million, which was collected on the date the transaction was carried out, without giving rise to any significant result.

2.3.	Capital increase

At the Regular and Special Meetings held on August 7, 2002, the stockholders approved the Bank´s capital increase in the amount of up to 1,250,000 nominal value for the subscription of common, book-entry shares, entitled to one vote per share. Those shares may be paid up in cash and/or with subordinated corporate bonds in foreign currency issued by the Bank, maturing on March 31, 2005, and/or loans granted by BBVA to the Bank. At the referred meeting the stockholders delegated to the Board of Directors the powers to establish the remaining conditions.

The Bank´s management, at this meeting of December 5, 2002, decided on the following issues, among others:

•

Approve the assets to be contributed, should the capital increase proceed, as follows: (i) cash, (ii) subordinated corporate bonds issued by the Bank, maturing March 31, 2005, and (iii) the loan granted by BBVA on April 19, 2002, in the amount of USD 79,316 thousand.

•	Establish the value of subordinated corporate bonds to capitalize USD 58.10 per USD 100 nominal value, based on valuation reports made by independent third parties.

•	Establish the amount of shares to be listed in 209,631,892.

•	Establish the subscription term from December 17 through December 26, 2002.

On December 31, 2002, the Bank`s subdelegate meeting decided to declare the capital increase closed. In accordance with the issuance conditions of the New Shares, 158,361,439 new shares in the exercise of preferential right and 135,101 new shares in the exercise of the right of accession were subscribed and integrated. The Bank's capital stock amounts to 368,128,432 as of December 31, 2002.

Changes in the Bank’s capital stock are as follows:

Capital Stock as of June 30, 1986:

Date of

Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce	Form of placement		Amount (in thousands)	Total (in thousands)

10-29-1987	03-16-1988		(1)	1	2

09-09-1988	01-18-1989		(1)	14	16

10-19-1989	04-25-1990		(1)	608	624

09-20-1990	05-31-1991		(1)	26,027	26,651

08-23-1991	07-13-1992		(1)	31,448	58,099

09-02-1993	11-09-1993		(1)	34,860	92,959

09-02-1993	02-18-1994		(2)	18,540	111,499

09-28-1995	02-01-1996		(1)	16,725	128,224

10-10-1996	12-13-1996		(1)	19,233	147,457

10-06-1997	03-05-1998		(2)	25,000	172,457

10-06-1997	03-05-1998		(3)	14,174	186,631

04-27-1999	08-20-1999		(2)	23,000	209,631

08-07-2002	02-06-2003		(2)	158,497	368,128	(4)

(1)	Dividends in shares and/or partial capitalization of the Adjustment to Capital.
(2)	Through public subscription of shares.
(3)	Shares issued and given in exchange to ex-BCA minority stockholders under the merger with ex BFRP.
(4)	To the date of filing of these financial statements, the amount of Capital Stock is fully paid in and authorized for public offering by CNV.

2.4.	Banco Francés (Cayman) Limited

On August 15, 2002, the Bank made a capital irrevocable contribution in kind (Federal Government Guaranteed Loans GL 08) with original nominal values of USD 185,043,841, which were pesificated under the Executive Orders mentioned in 1.1.1, representing a book value in pesos, as of that date, of 305,409. Such contribution was authorized by Resolution No. 360 of BCRA´s Board of Directors dated May 30, 2002, mean while is pending the Cayman Islands Monetary Authority resolution, authorizing the contribution capitalization.

In addition, the Bank has requested from the BCRA the authorization to make the contribution of the Federal Government Libor 2012 bonds in US dollars received as compensation, as disclosed in 1.2.2. derived from the pesification effect of the Federal Government Guaranteed Loans portfolio held by such subsidiary. Though Board Resolution No. 645 of October 17, 2002, the BCRA authorized the Bank to make the contribution in kind in the mentioned subsidiary for the minor resulting of the amount of USD 386 million of BODEN 2012 (amount resulting of the guaranteed Loans holdings in that subsidiary as of December 31, 2001) or the required amount to comply the capital relations requirements, according to the regulations of such country monetary authority. Up to date, the Bank informed of this Resolution to the Cayman Islands Monetary Authority, waiting for its authorization to proceed to the capitalization.

As of December 31, 2002, such contribution commitment for USD 386 millions is booked in “Other liabilities – Miscellaneous payables”.

3.	SIGNIFICANT ACCOUNTING POLICIES

3.1.	COMPARATIVE INFORMATION

As required by FACPCE Technical Resolution NO. 8 (Argentine Federation of Professional Councils in Economic Sciences), CPCECABA Resolution NO. 89/88 (Professional Council of Economic Sciences of the City of Buenos Aires) and BCRA regulations, the financial statements for the fiscal year ended December 31, 2002, are presented comparatively with the fiscal year ended December 31, 2001. For that purpose, the financial statements for the fiscal year ended December 31, 2001, were restated in the December 31, 2002 currency by applying the adjustment rate derived from the Internal Price Index published by INDEC (Federal Institute of Statistics and Census).

3.2.	RESTATEMENT OF THE HEAD OFFICE'S AND LOCAL BRANCHES FINANCIAL STATEMENTS IN EQUIVALENT PURCHASING POWER

The financial statements have been taken from the Bank's books of account in conformity with the standards of the BCRA.

The Bank presents its financial statements in constant currency, following the restatement method established by FACPCE Technical Resolution No. 6, using adjustment rate derived from the internal Wholesale Price Index published by the INDEC.

Accordingly to the above mentioned method, the accounting measurements were restated by the purchasing power changes through August 31, 1995. As of that date, based in the prevailing economic stability conditions and accordingly with CNV General Resolution No. 272 and BCRA Communiqué “A” 2365, the accounting measures were not restated through December 31, 2001. In view of CNV General Resolution No. 415 and BCRA Communiqué “A” 3702, the method was reinstated effective as from January 1°, 2002, considering the previous accounting measures restated as of December 31, 2001.

3.3.	VALUATION METHODS

The main valuation methods used in the preparation of the financial statements have been as follows:

	a)	Foreign currency assets and liabilities:

As of December 31, 2002, such amounts were converted at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of such year. The exchange differences were charged to income (loss) for the year.

As of December 31, 2001, in accordance with BCRA Communiqué “A” 3439 and CNV General Resolution No. 392, the assets and liabilities in foreign currency were converted at the Banco Nación selling exchange rate effective for each currency as of the last day on which foreign exchange transactions were carried out in Argentina. Exchange differences were credited/charged to income for the year.

b)	Government and private securities:

Government securities:

• Holdings in investment accounts:

•

Federal Government Compensation: BCRA Communiqué “A” 3785 determined that the Federal Government Bonds received for the compensation mentioned above could be booked at technical value, limiting dividend distribution in cash to income exceeding the difference between book value and the listing value of such bonds booked in the month in which the year is closed. Additionally, such Communiqué set forth that the cap derived from rising market price by 20% will not apply for the valuation of the bonds mentioned above for treating valuation differences.

As of December 31, 2002, the Bank booked the compensation received, pursuant to the provisions of BCRA Communiqué “A” 3785 at nominal residual value as of such date, plus interest accrued pursuant to the conditions of their issuance, converted into Argentine pesos under the method described in note 3.3.a)

•

Remaining holding:  as provided by Communiqué “A” 3278 by the BCRA, they were valued at acquisition cost, increased by compound interest formula due to the accrual generated on the internal rate of return and the time elapsed from the acquisition date.  For the case of predating holdings recorded in investment accounts as of May 31, 2001, the acquisition cost was considered to be their respective book values as of the same date.

The book value for each security is decreased in the amount of the positive difference resulting from the book value less 120% of the market value.  As established by Communiqués “A” 3269 and 3303 of the BCRA, this treatment was suspended from April to December 2001, reinstated from January 2002, according to Communiqué “A” 3785 of the BCRA.

The differences existing between acquisition values and those mentioned in the preceding paragraphs were credited/charged to income of each year.

•

Holdings for trading or financial transactions: they were valued based on current listed prices for each security as of December 31, 2002 and 2001. Differences in listed prices were credited/charged to income for the fiscal years then ended.

• Unlisted Government Securities: they were valued at residual nominal value plus income accrued as of December 31, 2002 and 2001.

Investments in listed private securities:

•

Equity and debt instruments: they were valued based on current listed prices as of December 31, 2002 and 2001.  Differences in listed prices were credited/charged to income for the fiscal years then ended.

c)	Guaranteed Loans • Decree No. 1387/2001:

As mentioned in Note 1, as of December 31, 2002, guaranteed loans are stated at the swap values established by the Ministry of Economy as of November 6, 2001, plus the related interest accrued through year-end, translated into pesos at the exchange rate of 1.4  Argentine pesos to each US dollar and adjusted to the CER (Benchmark Stabilization Coefficient).

As set forth Communiqué “A” 3366 and “A” 3385 of the BCRA, the initial value of guaranteed loans matched the previous book value of federal government bonds and/or loans as of the swap date, without giving rise to any income (loss) for the swap recognition, since the positive difference generated between the swap values established by the Ministry of Economy and the book value of the swapped bonds was reflected in a balancing account. The balance of that account will be charged to income on a monthly basis in proportion to the term of each of the guaranteed loans.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the fiscal years in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed

92 days, rescheduled certificates of deposit subject to CER (“CEDROS”) and guaranteed loans (Decree No. 1387/2001), on which interest has been accrued by the straight line method.

e)	CER accrual:

As mentioned in Note 1, as of December 31, 2002, receivables and payables have been adjusted to the CER as follows:

•

Guaranteed loans: they have been adjusted under Resolution 50/2002 of the Ministry of Economy, which resolved that the CER effective 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of these loans.

•

Other loans and receivables from sale of assets: they have been adjusted under Communiqué “A” 3507 of the BCRA and supplementary regulations, which resolved that the payments through September 30, 2002, will be made under the original terms of each transaction and will be booked as prepayments, where as from February 3, 2002, the principal was adjusted to the CER prevailing on September 30, 2002, deducting the prepayments mentioned above as from the payment date, except those subject to the provisions of Decrees 762/02 and 1242/02, which excluded the application of that coefficient from some mortgage, ledge, personal and other lines of credit.

• Deposits and other assets and liabilities: The CER prevailing on December 31, 2002 was applied.

f)	Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions and contingent commitments: this allowance has been calculated based on the Bank´s estimated loan loss risk in light of debtor compliance and the guarantee/security supporting the respective transactions, as provided by Communiqué "A" 2729 and supplemented of the BCRA (see note 1.2.4.).

g)	Loans and deposits in government securities:

They were valued at current listed price for each security as of December 31, 2002 and 2001, plus related accrued interest. Differences in listed prices were credited/charged to income for the fiscal years then ended.

h)	Instruments to be received and to be delivered for spot and forward transactions:

• In foreign currency: as of December 31, 2002 , they were valued according to the bench-mark exchange rate of the BCRA for each currency determined on the last business day of the year.

As of December 31, 2001, they were valued at the Banco Nación’s selling exchange rate for each currency as of the last date on which exchange transactions were carried out in Argentina as mentioned in note 3.3.a).

• Of securities, associated with repurchase agreements:

• Holding in investment accounts (government securities): they were valued based on the criterion described in note 3.3.b.).

• Holdings for trading or financial transactions (government and private securities): they were valued based on the criterion described in note 3.3.b.).

i)	Amounts receivable and payable from spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of December 31, 2002 and 2001.

j)	Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not received as of December 31, 2002 and 2001.

k)	Other receivables from financial transactions: Compensation to be received from the Federal Government:

As of December 31, 2002, the compensation to be received by the Bank has been booked as “Other receivables from financial transactions • Other receivables not covered by debtor classification regulations”, and was valued at the residual nominal value of the Federal Government Bonds in US dollars plus the interest accrued according to the conditions of issuance, switched into pesos according to the provisions of note 3.3.a.).

l)	Assets out on financing lease:

As of December 31, 2002 and 2001, they have been valued at the current value of unaccrued installments calculated as per the conditions agreed upon in the respective contracts, applying the imputed interest rate thereto.

m)	Investments in other companies:

	•	Investments in controlled financial institutions, supplementary activities and authorized: they were valued based on the following methods:

•

Credilogros Compañía Financiera S.A., Francés Valores Sociedad de Bolsa S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A., Consolidar Cía. de Seguros de Retiro S.A. and Atuel Fideicomisos S.A.:  were valued by the equity method.

		•	Banco Francés (Cayman) Ltd. and BBVA Uruguay S.A. (as of December 31, 2001): were valued by the equity method, converted into pesos according to the following methods:

The financial statements were adapted to the professional accounting standards effective in Argentina and the rules of the Central Bank of Argentina. Such financial statements, which were originally stated in foreign currency, were converted into Argentine pesos as described below:

• Assets and liabilities were converted based on the criterion described in 3.3.a.).

• The assigned capital was calculated at the ARS amount remitted by the Bank

• Unappropiated earnings were determined by the difference between assets, liabilities and assigned capital, converted into pesos as indicated above.

•

Income (loss) for the year was determined by the difference between unappropiated earnings at beginning, less earnings distributed in cash an unappropiated earnings at period-end, and was allocated to “Income (loss) from long-term investments”.

	•	Investments in non controlled financial institutions, supplementary activities and authorized: they were valued according to the following methods:

		•	Rombo Cía. Financiera S.A., Visa Argentina S.A., Banelco S.A. and Interbanking S.A.: were valued by the equity method.

		•	Bladex S.A.: was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 3.3.a).

		•	Other: valued at acquisition cost, without exceeding their recoverable value.

	•	Other non controlled affiliates: they were valued based on the following methods:

		•	Consolidar A.R.T. S.A.: was valued by the equity method.

		•	Other: were valued at acquisition cost, without exceeding their recoverable value.

As from the effectiveness date of Law No. 25,063, dividends in cash or in kind received by the Bank from investments in other companies in excess of accumulated taxable income of such companies at the time of distribution thereof shall be subject to a 35% income tax withholding, which shall be a single and final payment.

The Bank has not accrued this tax as it believes dividends from profits recorded applying the equity method would not be subject to this tax.

n)	Bank premises and equipment and other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 3.2., less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned.

o)	Intangible assets:

They have been valued at acquisition cost restated as explained in note 3.2., less related accumulated depreciation calculated in proportion to the months of estimated useful life of the items concerned (see useful life assigned in Exhibit G).

p)	Employee termination pay:

The Entity expenses employee termination pay disbursed.

q)	Income tax:

The Bank determined the charge for income tax applying the effective 35% rate to taxable income estimated for each year considering the effect of temporary differences between book and taxable income. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years.

Tax on minimum presume income (TOMPI) was established by Law No. 25,063 in the year ended December 31, 1998, for a ten-year term. This tax is supplementary to income tax: while the latter is lived on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank´s tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will reduced by any excess of the latter over former.

As of December 31, 2002 and 2001, the Bank has estimated the existence of a net operating loss in the income tax and has estimated a charge for tax on minimum presumed income for the amount of 25,400 and 17,115, respectively, which was activated under the “Other receivables” account. In addition, as a consequence of the application of the deferred tax method as of December 31, 2002 and 2001, the Bank has registered under the “Other receivables” account a net deferred asset of 366,000 and 66,000 respectively, with a charge to the Other Income account (see note 5).

The AFIP (Argentine Public Revenue Administration) inspected open tax periods and the Bank received ex officio assessments, which were appealed before the Argentine Administrative Tax Court. Such agency, to the issuance date of these financial statements, issued and opinion on the ex officio assessment made in 1992, partially admitting the claim of tax authorities.  On June 18, 2002 the Bank decided to appeal this ruling with the Court of Appeals, where it is being  treated at present.  Bank Management and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the periods in question.

In addition, on June 23, 2000, the Bank adhered to the system provided by Decree No. 93/00, relating to the taxes including therein.

	r)	Allowance for other contingencies:

Includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

	s)	Stockholders’ equity accounts:

They are restated as explained in note 3.2., except for the "Capital Stock"  and “Non capitalized contributions´ account which has been kept at original value.  The adjustment resulting from its restatement is included in the "Adjustment to Stockholders´ Equity • Adjustment to Capital Stock" account.

Additionally, through Communiqué “A” 3800 dated November 12, 2002, the BCRA granted financial institutions an option  to absorb in advance the losses posed during the current year, equal to the amounts booked in Unappropiated earnings and Unrealized valuation difference, with the prior Board of Directors´approval and adding the decision to be made by the Stockholders´ Meting, when appropiate. When there are accumulated losses, they should be absorbed firstly. This absorption should be disclosed following the net income (loss) for the period in the Statement of Income and the balance at period-end in the Statement of Changes in Stockholders´ Equity.

As of the issuance date of these financial statements, the Bank has not made use of that option.

	t)	Statement of Income Accounts:

•

Accounts accruing monetary transactions (financial income (expense), service charge income (expense), provision for loan losses, operating expenses, etc.) were restated by applying the adjustments coefficients to the historical amounts accrued on a monthly basis.

• Accounts reflecting the effect on income resulting from the sale, write-off, or usage of nonmonetary assets were computed based on the value of such assets, as mentioned in note 3.2.

• Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in note 3.2.

•

The effect derived from inflation for maintaining  monetary assets and liabilities has been recorded in three accounts: “Monetary income (loss) on financial intermediation”, “Monetary income (loss) on operating expenses” and “Monetary income (loss) on other operations”.

3.4.	NEW PROFESSIONAL ACCOUNTING STANDARDS

On December 8, 2000, the Board of the Argentine Federation of Councils in Economic Sciences approved Technical Resolutions No. 16, 17, 18 and 19, which introduced changes to the professional accounting standards for valuation and disclosure. On December 21, 2001, such standards were approved, subject to certain amendments, by the Professional Council of Economic Sciences of the City of Buenos Aires by Resolutions Nos. 238, 243, 261 and 262, mandatory for the fiscal years beginning on July 1, 2002, and the interim periods related to such years (in the case of the Bank, as from the year beginning January 1, 2003). To the date of approval of these financial statements, the BCRA is analyzing the scope and opportunity for adopting such rules.

4.	DIFFERENCES BETWEEN CENTRAL BANK OF THE ARGENTINE REPUBLIC STANDARDS AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES EFFECTIVE IN BUENOS AIRES CITY

a)

As disclosed in note 1.2.2), as of December 31, 2002, the Bank allocated to stockholders´ equity the amount of 427,118 from the “Unrealized valuation difference” account related to the portion of the compensation received under sections 28 and 29 of Decree No. 905/02 of the Federal Executive. Such amount relates to the recognition of 40% of the net position in foreign currency as of December 31, 2001.

Under the professional accounting standards effective in Argentina, as of December 31, 2002, such amount should have been charged to income for the year.

b)

During the fiscal year ended December 31, 2001, and as a result of Decree No. 1387/01 provisions, the Bank and its subsidiaries swapped, on November 6, 2001, Federal State securities and other assets with contra to guaranteed loans.  As of December 31, 2002 and 2001, such loans were booked in the consolidated financial statements under the  “Loans” account net of the related allowance in the amount of 5,505,262 and 5,636,822, respectively.

Under Argentine professional accounting standards, as of December 31, 2002 and 2001, the valuation of the loans mentioned above should have been carried out considering the related listed prices as of November 6, 2001, of the securities swapped which, as from such date are considered as part of the transaction cost plus the related interest accrued through fiscal year-end, which have been amounted to 3,894,889 and 3,989,874, respectively.

c)

As of December 31, 2002, the Bank and its subsidiaries booked as “Government and Private Securities” and as “Other receivables from financial transactions • Other receivables not covered by debtor classification regulations” the bonds received and to be received, respectively, for the compensation established under sections 28 and 29 of Decree No. 905/2002 of the Federal Executive.

Under professional accounting standards effective in Argentina, the assets mentioned in the paragraph above should be valued at its current value. At the approval date of the Bank´s financial statements, the market values are limited to the listed prices of the BODEN 2012 and BODEN 2007, which have been traded since September 25, 2002 and October 29, 2002, respectively, in the Stock Market and in the over-the counter market, with prices between 40% and 48% of its US dollar face value and prices around 65% of its peso face value, respectively. Notwithstanding, at the approval date of the Bank´s financial statements, the traded volume of BODEN has not been significant. Therefore, the market values  may not be representative of the effective value at which the mentioned bonds will be traded.

Consequently, if the accounting standards effective in Argentina mentioned in the paragraphs a) and b) above had been applied, the stockholders’ equity as of December 31, 2002, and 2001, would have decreased by 1,610,373 and 1,661,444, respectively.  On the other hand,  the loss for the year ended December 31, 2002, would have decreased by 478,189, meanwhile the income for the year ended December 31, 2001 would have decreased by  1,629,985.

5.	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

As of December 31, 2002 and 2001, the breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

		2002	2001

•	LOANS
	Corporate loans	1,185,758	1,486,116
	Other	231,887	267,043

	Total	1,417,645	1,753,159

•	OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS Other receivables not covered by debtor classification regulations
	Compensation to be received from Federal Government	328,331	—
	Other	105,700	217,128

	Total	434,031	217,128

		2002	2001

•	INVESTMENTS IN OTHER COMPANIES
	In controlled-supplementary activities	198,231	243,535
	In non-controlled-supplementary activities	5,309	9,841
	In other non-controlled companies	36,357	29,795

	Total	239,897	283,171

•	OTHER RECEIVABLES
	Prepayments	3,847	8,233
	Balances from losses to be recovered	108	4,475
	Guarantee deposits	17,142	19,957
	Miscellaneous receivables (1)	927,059	77,552
	Tax prepayments (note 1.2.6)	422,102	226,124
	Other	2,701	4,555

	Total	1,372,959	340,896

(1)

Includes for the difference between the amount of the constitutional protection actions for deposits paid at floating exchange rate and the rescheduled deposits balance for 782,990. In addition, it includes the 50% of the return differential of the CER index with respect to the CVS, which as of December 31, 2002 amounts to 97,000 (see note 1.2.7).

•	DEPOSITS
	Rescheduled certificates of deposit “CEDROS”	1,098,236	—
	Rescheduled deposits to be swapped by government securities	200,879	—
	Frozen balances	—	502,001
	Other	262,542	81,778

	Total	1,561,657	583,779

•	OTHER LIABILITIES
	Accrued salaries and payroll taxes	25,047	46,199
	Accrued taxes	30,120	57,258
	Miscellaneous payables (1)	1,346,472	224,219
	Other	4,882	4,549

	Total	1,406,521	332,225

(1)	Includes 1,298,118, as of December 31, 2002, for the capital irrevocable contribution to Banco Francés (Cayman) Ltd. (note 2.4)

•	MEMORANDUM ACCOUNTS • DEBIT • CONTROL
	Items in safekeeping	31,888,274	33,507,084
	Collections items	670,281	709,721
	Checks drawn on the Bank pending clearing	79,494	52,632
	Other	6,431	4,809

	Total	32,644,480	34,274,246

		2002	2001

•	FINANCIAL INCOME
	Gold and foreign currency exchange difference	1,316,549	67,776
	Premiums on sales of foreign currency	2,734	84,277
	Other	3,912	5,536

	Total	1,323,195	157,589

•	SERVICE INCOME
	Rent of safe deposit boxes	5,704	8,905
	Commissions for the activity of the depositary company of mutual funds	903	5,196
	Commissions for Capital Market transactions	103	57,010
	Commissions for salary - payment services	1,979	3,648
	Commissions for managing trust	4,538	8,910
	Commissions for loans	11,150	7,327
	Commissions on sales of insurance	7,977	17,928
	Other	31,264	53,566

	Total	63,618	162,490

•	SERVICE EXPENSES
	Turn-over tax	6,887	28,140
	Other	319	550

	Total	7,206	28,690

•	OPERATING EXPENSES
	Rent	20,495	28,991
	Depreciations of bank premises and equipment	50,148	50,317
	Amortizations of organization and development expenses	123,894	82,998
	Electric power and communications	25,086	38,518
	Maintenance, conservation and repair expenses	23,674	38,372
	Security services	18,652	29,548
	Other	15,281	14,063

	Total	277,230	282,807

•	OTHER INCOME
	Income from sale of bank premises and equipment	1,535	6,461
	Rent	828	2,409
	Adjustment and interest on other receivables	9,647	620
	Deferred tax	300,000	272,762
	Other	104,008	7,830

	Total	416,018	290,082

		2002	2001

•	OTHER EXPENSES
	Loss from sale of bank premises and equipment	23,796	3,046
	Amortization of goodwill	62,687	21,243
	Depreciation of other assets	2,361	2,359
	Uninsured losses	2,967	10,609
	Other	27,923	40,362

	Total	119,734	77,619

6.	RESTRICTIONS ON ASSETS

As of December 31, 2002, there are Bank assets, which are restricted as follows:

a)

The Public and Private Securities account includes 1,751,417 in Federal Government bonds in US dollars LIBOR 2012 which, as mentioned en note 1.2.2), have been frozen until final confirmation by the BCRA of the compensation amount.

	b)	The “Loans to government sector” account includes 80,119 in guaranteed loans – decree 1387/01 allocated to the guarantee required to act as custodian of investment securities related to pension funds.

	c)	Out of the Bank's active loan portfolio, 6,497 is allocated to the guarantee securing payables to the BCRA.

	d)	The “Loans to government sector” account includes 2,798,995 in guaranteed loans – decree 1387/01 allocated to the guarantee for the payments in advance by the BCRA (note 1.2.9).

	e)	The “Loans to the non financial private sector and residents abroad” account includes 404.121 in syndicated loans provided as security for the assistance received from BBVA Madrid (note 1.2.9).

7.	CONTINGENTS

EXPORT TAX REBATES

In January 1993, ex-BCA found out that a group of companies presumably related among them had used fake documentation to collect export tax rebates, under current legislation through certain of its branches.

Immediately upon becoming aware of such events, the ex-BCA reported this situation to the Federal Police Banking Division pressing criminal charges before the Federal Criminal Court No. 2, Clerk’s Office No. 5 of the City of Buenos Aires.

The BCRA has made certain observations to the procedure followed by the ex-BCA in paying tax rebates.  The ex-BCA has based its reply to the BCRA on the fact that the aforesaid payments had been made complying strictly with current regulations for the aforesaid transactions.

On October 14, 1994, the General Director for Legal Affairs of the Ministry of Economy and Public Works and Utilities (MEOSP) ordered the ex-BCA to reimburse the amount which may be applicable to tax rebate payments which, in his opinion, were considered inapplicable.

On October 26, 1994, the ex-BCA filed a notice with the MEOSP by which it fully and emphatically rejected the aforesaid order for containing untrue, erroneous and legally unfounded representations since the ex-BCA acted in strict compliance with current regulations when carrying out each and every transaction related to the payment of export tax rebates.

On December 17, 1996, the ex-BCA was notified of the lawsuit filed by the Federal State in the action styled MEOSP, Federal State vs. BCA in regard of “Request for Opinion“, at the Federal Administrative Tribunal of Original Jurisdiction, Clerk’s Office No. 1 of the City of Buenos Aires.

The lawsuit has been filed for an undetermined amount in November 1995 even when it was first notified by the Federal State on the aforesaid date.

In February, 1997, the ex-BCA put forth a defense to stop the progress of the lawsuit filed by the Federal Government suspending the term until the complaint is answered.   In that filing the Bank´s Legal Counsel alleged that the ex-BCA acted in compliance with the standards in force, and after a background analysis, it became abundantly clear that it was the responsibility of the government agencies that had not met the express control standards under their exclusive charge.

The abovementioned exception was dismissed on December 1997 by the judge hearing the case, therefore, in February 1998, the Bank decided to file an appeal with the Court of Appeals.

The Court of Appeals ruled in favor of the bank's appeal, that is to say, it upheld the bank's defense based on a legal defect and its request that the Banco de la Nación Argentina, the Customs Service and the BCRA be summoned as parties to the suit.  Both such requests were rejected by the court of original jurisdiction and have now deserved a favorable ruling from the appellate court.

At present, the proceedings are awaiting that the Federal State will amend the vices of its action, hence once this has been complied with, notifications will be resumed.  Irrespective of the above, it has been agreed to suspend the legal proceedings with a view to a possible out-of-court transactions formulated by sellers, since this out-of-court settlement was dropped by sellers, the abovementioned legal proceedings were resumed.  Despite the suspension of terms, the parties agreed to a pre-trial stage for the production of evidence.

In any event, the eventual contingency resulting from such situation will be assumed by the sellers of the ex-BCA under the terms of the shares sales contracts.

8.	TRANSACTIONS WITH SUBSIDIARIES AND AFFILIATES (ART. 33 OF LAW No. 19,550)

The balances as of December 31, 2002 and 2001, for transactions performed with parents, subsidiaries and affiliates are as follows:

	Balance Sheet				Memorandum Accounts (1)

	Assets		Liabilities

Company	2002	2001	2002	2001	2002	2001

BBVA Madrid	683,142	15,796	622,791	—	3,539	10,782
Francés Valores Sociedad de Bolsa S.A.	2,938	—	3,331	70	13	144
Banco Francés (Cayman) Limited	2,191	86,025	1,648,841	168,853	33,328	42,551
Consolidar A.R.T. S.A.	4	22	24,544	80,840	176,332	44,916
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	—	20	7,209	23,829	77,630	21,179
Consolidar Cía. de Seguros de Retiro S.A.	37	13	178,090	84,977	1,088,460	168,905
Consolidar Cía. de Seguros de Vida S.A.	6	20	11,933	92,037	234,766	137,125
Banco Bilbao Vizcaya Argentaria Uruguay S.A.	—	2	—	—	—	504
Credilogros Compañía Financiera S.A.	25,509	92,126	4,802	2,169	—	—
Atuel Fideicomisos S.A.	199	895	213	338	272	—
BBVA Seguros S.A.	1,547	1,244	7,735	37,563	33,479	40,884
Consolidar Comercializadora S.A.	—	—	1,243	506	102	—
PSA Finance Cía Financiera Argentina S.A.	171	68	11,381	37,314	10,762	—
Rombo Cía. Financiera S.A.	276	22,908	1,121	1,189	—	—
Francés Administradora de Inversiones S.A.	—	—	5,376	9,723	—	—
Inversora Otar S.A.	1,435	4,283	303	729	—	148

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations and Guaranties given covered by debtor classification regulations.

9.	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM AND BANK LIQUIDITY FUND

9.1.	Bank deposits guarantee insurance system

Law No. 24,485, published on April 18, 1995, and Decree No.  540/95 of the same date provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory, and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, as a subsidiary and supplementary protection to the one offered by the system of bank deposit privileges and protection created by the Financial Institutions Law.

Such Law provided for the organization of the company “Seguros de Depósitos Sociedad Anónima” (SEDESA) to manage the Deposit Guarantee Fund (FGD), whose shareholders, as amended by Decree No. 1292/96, will be the BCRA with one share, as a minimum, and the trust made up of the financial institutions is such proportion as may be determined by the BCRA for each one, based on their contributions to the FGD.

This guarantee system does not include deposits made by other financial institutions (including certificates of deposits acquired by secondary trading), deposits made by persons directly or indirectly related to the financial institution, the deposits procured through systems offering additional incentives to the interest rate (among which, the deposits obtained through the “Libretón” product are contemplated), certificates of deposits of securities, acceptances or guarantees and, lastly, those deposits made after September 1998, at a rate exceeding by two percentage points per annum the rolling average for the last five banking days of the deposit rates found by the survey performed by the BCRA. Communiqué “A” 2399 issued on December 15, 1995, includes within the exemptions those certificates of deposit transferable whose ownership has been acquired by way of endorsement and deposits gathered through systems offering additional incentives to the agreed-upon interest rate.

By Communiqué “A” 2337 of May 19, 1995, the BCRA notified the financial institutions about the approval of the regulations on the application of the guarantee system as from April 18, 1995.

In August 1995, such company was organized. The Bank holds a 9,8512% equity interest therein.

Decree No. 1127/98 of the Federal Executive of September 24, 1998, modified the amount covered by the deposit guarantee system established by Decree No. 540/95, increasing such amount to thirty thousand, irrespective of the term.  In the case of transactions in the name of two or more persons, the guarantee will be prorated among the respective holders.  The total guarantee amount by person may not exceed the abovementioned amount, regardless of the number of accounts and/or deposits.

The deposits for amounts over thirty thousand are also included in the guarantee system up to such maximum limit.  The BCRA may decide at any time and in general terms the amendment of such guarantee system cover amount based on the development of the consolidation process of the Argentine Financial System and other indicator that may be considered appropriate.

On January 21, 2000, the BCRA established by Communiqué “A” 3064 that, as from the irrevocable contributions for January 2000, the contribution percentage will be reduced from 0.03% to 0.015% provided that for the remaining 0.015%, the financial institutions and SEDESA execute a loan agreement to fund the FGD. On February 8, 2000, the Bank executed the abovementioned loan agreement, recording such financing under the “Other Receivables from Financial Transactions” account, in accordance with BCRA regulations.

According to Communiqué “A” 3153 of the BCRA, from September 2000, contributions decreased from 0.03% to 0.015% and the obligation to take the loans mentioned in the prior paragraph was abrogated.  However, effective loans agreed prior to that date will remain effective until their cancellation.

Finally, on November 9, 2001, through Communiqué “A” 3358, the BCRA decided to reestablish the ordinary contribution to the deposit guarantee fund at 0,03% as from the date upon which the contributions for December 2001 are made.

As of December 31, 2002, SEDESA had granted loans to the bank in the amount of 10,774 registered in “Other receivables not covered by debtor classification regulations” account, that mature from January through August, 2003.

9.2.	Bank Liquidity Fund (FLB)

On December 26, 2001, the Federal Executive issued Decree No. 32/2001 whereby it created the FLB to provide the financial system with adequate liquidity levels.  The FLB will be effective during five years as from the date on which the decree is published and it will be managed by SEDESA, which will act as trustee thereof, and will be set by financial institutions by subscribing Class A Certificates of Participation and by the Federal Government by subscribing Class B Certificates of Participation.

As of December 31, 2001, the Bank contributed in USD 54,436 thousands to the FLB. During April, 2002, the contribution was reimbursed to the bank, after its translation into pesos at the exchange rate of 1.4 Argentine pesos to each US dollar.

10.	TRUST ACTIVITIES

10.1.	Financial Trusts

BF acts as trustee in the Fideicomiso Financiero RT Finance II Trust, program to securitize credit instruments by issuing securities representing the debt for a face value of up to US$ 500,000,000 (the 1st. series of US$ 100,000,000 was issued on September 30, 1999), in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets or the proceeds there from. As of December 31, 2002, all principal and interest installments had been paid, thereby terminating the commitments towards the security holders and de-listing all the securities involved, and a residual amount has been kept to meet any tax issues.

BF acts as financial trustee of the Noblex Argentina S.A. Trust, as successor of the ex-BCA and is under no circumstances liable with its own assets for liabilities undertaken in the performance of the trust; such liabilities shall only be satisfied with and up to the amount of the trust assets and the proceeds therefrom.  The trust was set up for the purpose of canceling the receivables claimed by unsecured creditors in the insolvency proceedings of “Noblex Argentina S.A.” which have been allowed and/or declared admissible through the delivery of real property owned by the company in lieu of payment and the full payment of its debts, and determine the way of selling and allowing for the sale of the real property, to distribute the proceeds (net of expenses) among all unsecured creditors pro-rata according to the unsecured claims allowed and/or declared admissible and/or for which proof of claim is filed after the trust was set up.  As of December 31, 2002 and 2001, all the real estate has been sold and the proceeds from such sale have been distributed among the beneficiaries, the formal termination of the agreement being pending.

On January 5, 2001, the BCRA’s Board of Director issued Resolution No. 19/01, providing for the exclusion of Mercobank S.A.’s (a bank organized under Argentine legislation) senior liabilities under the terms of Section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to BF as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks.  Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and BF as trustee in relation to the exclusion of assets as provided in the resolution abovementioned.  BF entrusted Atuel Fideicomisos S.A. the management of collections and the realization of the corpus assets.  As of December 31, 2002, total estimated corpus assets amount to 38,929.

10.2.	Non Financial Trust

BF acts as trustee in 66 non financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets and the proceeds therefrom.  The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settlor) vis-à-vis the beneficiaries are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settlor, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settlor or to whom it may indicate.  The trust assets represent about $ 7.806 million and are of different kinds, because even though the majority of them consist of cash or creditors' rights, BF is also trustee of real estate and shares.

11.	CORPORATE BONDS

11.1.	Corporate Bonds issued by BF

The Regular Stockholders’ Meeting of ex- Banco Francés del Río de la Plata (ex-BFRP) held on September 30, 1994, authorized the creation of a five-year program for issuance and reissuance of corporate bonds, nonconvertible into shares, for an amount of up to US$ 500,000,000.

On October 6, 1997, the Regular and Special Stockholders’ Meeting ratified for the whole program effective period the delegation to the Board of Directors, approved by the Regular Stockholders’ Meeting held on September 30, 1994, of the necessary powers to determine all the issuance conditions of the corporate bonds (including collection subordination) to be issued under the company’s corporate bonds issuance program for an outstanding amount of up to US$ 500,000,000, authorized by CNV’s Certificate No. 87 of December 16, 1994.

On April 27, 1999, the Regular and Special Stockholders’ Meeting decided to extend the term of the abovementioned program for five years, authorizing the Board of Directors to take the necessary steps for issuance thereof.  In addition, it authorized the issuance of corporate bonds convertible into share of commons stock in the amount of up to US$ 200,000,000 either under the Bank’s program or otherwise, grating the Board of Directors the necessary authority to carry out the issuance, establish the conversion value, determine the terms of the securities and modify the current program.

On April 27, 2000, the Regular and Special Stockholders’ Meeting approved to increase the outstanding amount under the abovementioned program for up to US$ 1,000,000,000 and delegated onto the Board of Directors the performance of proceedings to obtain approval before CNV and Buenos Aires Stock Exchange (BCBA) and such other stock exchanges as may be chosen to be listed.  The increase was authorized by CNV’s Certificate No. 268 of July 18, 2000.

In addition, the abovementioned Stockholders’ Meeting approved the creation of a program for the issuance of non-subordinated short-term corporate notes to be issued under several classes and series up to a total amount outstanding at any given time of US$ 300,000,000; the term of the program is five years, during which corporate notes nonconvertible into shares and unsecured or guaranteed by third parties may be issued for a term of up to one year in accordance with the conditions stipulated by the Board of Directors.

During the 2002 fiscal year, the Bank has received the capitalization of subordinate corporate bonds for a nominal value of USD 130 million (note 2.3.) and has refinanced corporate bonds for a nominal value of USD 142.5 million (note 1.2.9).

The following chart reflects corporate bonds in force as of December 31, 2002:

Global program amount	Date of issue	Features	Face value	Currency	Price of issue	Nominal annual rate		Payment of interest	Book balance (in thousands)	Capital expiration date

USD 1,000,000,000	03/31/1998	Subordinated	20,000,000	USD	100%		(1)	Semiannual	68,129	03/31/2005	(3)
USD 1,000,000,000	10/31/2002	Non-subordinated	142,500,000	USD	100%		(2)	Quarterly	482,078	10/31/2003	(4)

(1)	Libor plus 330 basis points.
(2)	Libor plus 175 basis points.
(3)	Principal is fully repayable upon maturity.
(4)

This bonds original expiration date was as of October 31, 2002 for a total amount of USD 150,000,000. They have been refinanced, including the interest payment and a 5% of capital as of October 31, 2002, the payment of a 5.26% of  capital of a new bond in 180 days, while the remaining capital will be paid in a year.

According to the provisions of the Corporate Bond Law and to the rules of the BCRA, the proceeds from the issuance of corporate bonds are allocated to (i) granting mortgage loans to purchase and repair housing and personal loans in Argentina; (ii) granting corporate loans in Argentina earmarked for contributions to working capital; investment in physical assets located in Argentina or refinancing liabilities, or (iii) contributing to working capital, investing in physical assets located in Argentina or refinancing liabilities.

11.2.	Corporate bonds issued by CB

As regards the agreement executed by CB with the Fondo Fiduciario de Asistencia a Entidades Financieras y de Seguros (FFAEFS) (see note 12), as of December 31, 2002, there is a series of common, subordinate corporate bonds nonconvertible into shares for a face value of US$30,000,000 issued on December 18, 1998, at LIBOR plus 4% per annum in the first period and then, LIBOR plus 3% or 8.07% per annum in case the abovementioned interest rate were, for this period, less than 8.07% per annum, due on December 29, 2004. The principal is amortized in five annual, equal and consecutive installments, having the first matured on December 29, 2000, and the next maturing every December 29 through the final maturity date. The interest will be payable in arrears on an annual basis on same payment date of the principal’s amortization.

As of December 31, 2002, the book value of such bonds amounts to 16,872, after conversion at the exchange rate of 1 Argentine pesos to each US dollar, and indexation by applying a “benchmark stabilization coefficient” (“CER”).

12.	FUNDING OF THE FFAEFS

12.1.

   On November 22, 1996, the ex-BCA requested the Board of the FFAEFS for a US$ 60,000,000 loan to finance the purchase of certain assets and liabilities to be excluded from ex - Banco Caseros S.A.  Such request was granted and the respective agreement was signed on December 18, 1996.

By means of such agreement, the Bank undertook to repay the loan seven years after disbursement by the FFAEFS on December 20, 1996, accruing compensatory interest at the rate fixed by the International Bank for Reconstruction and Development for the Argentine National State for the second tranche of the loan called “Bank Reform Loan 3926-AR” plus 1% p.a.

The Bank may issue subordinate corporate bonds with authorization of the public offering by the CNV and the authorization to trade on the BCBA under the conditions established in the aforesaid agreement and up to the amount actually loaned.  In this sense, the BCRA authorized to compute the financial assistance from its granting as subordinated debt to calculate the minimum capital requirement under BCRA regulations.

On July 22, 1997, the ex-BCA Regular Stockholders’ Meeting approved issuing subordinated corporate bonds in the amount of US$ 60,000,000 and granted the Board of Directors the power to determine the issuance terms and conditions not expressly determined by such Stockholders’ Meeting.  To date, the mentioned corporate bonds were not issued.

As of December 31, 2002, the book value of such financing amounts to 84,318, after its conversion into Argentine pesos at the exchange rate of 1 Argentine peso to each US and its updating by CER, and they are included in the account “Financing received from local Financial Institutions”, under “Other liabilities from Financial Transactions”.

12.2.

   On December 22, 1997, CB executed with the FFAEFS a loan for consumption agreement in the amount of US$ 30,000,000, which will be reimbursed in five annual, equal and consecutive installments starting as from the disbursement date. The first one will be paid three years after such date.

As per this agreement, CB issued subordinate corporate bonds with the authorization for public offering by the CNV and the authorization to trade on the BCBA in the terms and conditions established in the loan for consumption agreement and under Communiqué “A” 2264 of the BCRA for the amount equivalent to that effectively loaned under the loan for consumption agreement referred to above. By Resolution No. 12,384 of August 28, 1998, the CNV authorized the issuance of common, subordinate corporate bonds nonconvertible into shares for a nominal value of US$ 30,000,000. Such issuance took place on December 18, 1998 (see note 11.2).

As of December 31, 2002, by Resolution No. 321 of the BCRA, the Bank recorded the above mentioned financing in the “Subordinated Corporate Bonds” account.

Due to this agreement, the BF may not distribute cash dividends in amounts exceeding 50% of liquid and realized income related to each balance sheet normally prepared.

On January 10, 2003, the Federal Executive published Decree 53/2003 by which those obligations made with Multilateral Lending Agencies, directly or through subsidiary loans or of any nature and guarantees are excluded from the conversion into pesos. To date, this disposition is pending regulation on the side of the B.C.R.A. As for what has been explained, it is not possible to determine its effect on the current financial statements.

13.	COMPLIANCE WITH CNV REQUIREMENTS

13.1.	Compliance with the requirements to act as agent in the over-the-counter market

As of December 31, 2002, the Bank’s Stockholders’ Equity exceeds the minimum requested to act as agent in the over-the-counter market, according to Resolution No. 368/01 of the CNV.

13.2.	Mutual Fund custodian

As of December 31, 2002, in its capacity of custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Renta Dólares”, “FBA Bonos”, “FBA Calificado”, “FBA Ahorro Dólares”, “FBA Ahorro Pesos”, “FBA Renta Fija”, “FBA Total 50”, “FBA Renta Premium”, “FBA Horizonte”, “FBA Futuro”, “FBA Internacional” and “FBA Renta Corto Plazo”, the Bank holds certificates of deposits, shares, corporate bonds, government securities, index and options in custody in the amount of 153,873, all of which making up the Fund’s portfolio and booked in memorandum accounts “Debit-Control - Other”.

As of December 31, 2001, in its capacity of custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Renta Dólares”, “FBA Bonos”, “FBA Calificado”, “FBA Internacional”, “FBA Ahorro Dólares”, “FBA Ahorro Pesos”, “FBA Renta Fija”, “FBA Total 50” , “FBA Penta Premium”,  “FBA Financiero”, “FBA Europa”, “FBA Tecnológico”, “FBA Biotecnológico”, “FBA Japón”, “FBA Horizonte”, “FBA Futuro”, “FBA Renta Corto Plazo”, “FBA E.E.U.U.”, the Bank held certificates of deposits, shares, corporate bonds, options and government securities in custody in the amount of  388,169, all of which making up the Funds’ portfolio and booked in memorandum accounts “Debit-Control-Other”.

14.	CONTRIBUTION TO THE INSTITUTO DE SERVICIOS SOCIALES BANCARIOS (BANKING HEALTH SERVICES INSTITUTE)

The contribution provided in Section 17, point (f) of Law No. 19,322 - originally 2% on interest and commissions charged by banks - was reduced to 1% as from July 1, 1996 through July 1, 1997; as from the latter date, the abovementioned contribution was repealed (Decrees No. 263, dated March 20, 1996 and No. 915, dated August 7, 1996).

The Argentine Bank Employees’ Association (ABA) filed a constitutional protection action seeking that the abovementioned decrees be declared unconstitutional.  The Federal Administrative-Contentious Court of Appeals ruled in favor of the constitutional protection action, reversing the original decision, and declared both decrees illegal.  Subsequently, on November 4, 1997, the Supreme Court of Justice of the Nation declared an extraordinary appeal brought before the Federal Administrative-Contentious Court of Appeals by the Federal Executive Branch (PEN) against the abovementioned ruling to be inadmissible on formal grounds (that is to say, the Supreme Court did not rule on the substance of the matter).

On December 19, 1997, the Administrator of the Argentine Bank Employees’ Health Plan (OSBA) sent to the ex-BFRP and the ex-BCA a letter, in light of the abovementioned developments, stating that the contribution provided in Section 17, point (f) of Law No. 19,322 is in full effect and requesting that steps be taken to have the abovementioned contributions deposited to the order of the abovementioned Health Care Organization.

In another turn of events, by Decree No. 336/98 dated March 26, 1998, the PEN confirmed the total elimination of the Banking Health Services Institute (ISSB) and set up a new entity (OSBA) which is not a continuation of the ISSB.

Upon an action against the Federal State for protection of a right guaranteed by the Constitution started by the enrollees of the ABA and OSBA to annul Decree No.336/98, on April 3, 1998, the Judiciary decided to issue an official letter to the Ministry of Economy and Public Works and Utilities, as a restraining order and without rendering an opinion on the substance of the matter, notifying that the abovementioned Ministry of Economy will have to abstain from enforcing Decree No. 336/98, specifically as far as the elimination of the contributions established by Section No.17, point (f) of Law No. 19,322 in favor of the ISSB and any other measure modifying the situation prior to the issuance of the Decree objected to are concerned.

In the opinion of the Bank’s Management, OSBA’s request is illegitimate and ungrounded since, to the date of issuance of these financial statements, the court of last resource with jurisdiction on the merits of the case has not ruled on the illegality of the Decrees.  Therefore, in the opinion of the Bank’s Management, the contribution named has been abrogated and the Bank has complied with all obligations arising out of the abovementioned Decrees.  No provision was recorded to cover the contributions that may be claimed.

Notwithstanding with standing the above, on October 25, 2000, the BCRA notified the bank, that OSBA requested and obtained an attachment over the account held by the bank with the BCRA in the amount of 5,696 plus 1,709 for estimated interest, court costs and attorneys fees, while on October 31, 2000, the Bank receive service of process of the execution proceedings file by OSBA.  On March 6, 2001, the trial court ruled against the execution sought against the Bank and ordered that the attachment be lifted.  The plaintiff appealed the trial court’s judgment.  In the opinion of the Bank’s Management, the plaintiff has no right of action and the claim is illegitimate and inappropriate.

15.	RESTRICTION ON EARNINGS DISTRIBUTIONS

	a)	As stated in Note 12, the Bank may not distribute as dividends in cash an amount exceeding 50% of liquid and realized income related to each one of the financial statements regularly prepared.

	b)	Under BCRA Communication “A” 3574, the distribution of profits is suspended for the period established by such institution.

c)

As mentioned in note 3.3.b), BCRA Communiqué “A” 3785 allowed booking the Federal Government bonds received in compensation as holdings in investment accounts at technical value, limiting the distribution of dividends in cash to income exceeding the difference between book value and the listing value booked in the month in which the fiscal year ends.

16.	PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communiqué “A” 760, the previous intervention of the BCRA is not required for the publication of these financial statements.

17.	ACCOUNTING PRINCIPLES • EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

This financial statements are presented on the basis of the standards of the BCRA and, except for the effect of the matter mentioned in Note 4, in accordance with generally accepted accounting principles in Argentina. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with generally accepted accounting principles in Argentina may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between generally accepted accounting principles in Argentina and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified.  Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina (taking into account the effect of the matter mentioned in Note 4).

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31, 2002 AND 2001

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos -

			Holding

Description	Serie	Identification	Market value	Book balance as of 2002	Book balance as of 2001	Position without options	Options	Final position

GOVERNMENT SECURITIES
Holdings in investment accounts
Local
In pesos
Treasury bills	90	ARLE901=BA		59,166		59,166	—	59,166

Subtotal in pesos				59,166	—	59,166	—	59,166

In foreign currency
Argentine Republic External Bills		ARVEY4D3=BA		35,823		712,979	—	712,979
Federal Government Bonds in US dollar Libor 2012				1,751,417		1,751,417	—	1,751,417

Subtotal in foreign currency				1,787,240	9,222	2,464,396	—	2,464,396

Subtotal in Holdings in investment accounts				1,846,406	9,222	2,523,562	—	2,523,562

Holdings for trading or financial transactions
Local
In pesos
Treasury Bills				549	549	549	—	549
Central Bank of the Argentine Republic Bills				700	700	—	—	—
Other				303	303	303	—	303

Subtotal in pesos				1,552	500	852	—	852

In foreign currency
Argentine Republic Global External Bonds	2030			151	151	151	—	151
Argentine Republic External Bills • Coupons 8 and10				335	335	335	—	335
Other				178	178	1,558	—	1,558

Subtotal in foreign currency				664	456,048	2,044	—	2,044

Foreign

Subtotal in foreign				—	46,611	—	—	—

Subtotal in Holdings for trading or financial transactions				2,216	502,959	2,896	—	2,896

EXHIBIT A
(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31, 2002 AND 2001

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

			Holding

Description	Serie	Identification	Market value	Book Balance as of 2002	Book Balance as of 2001	Position without options	Options	Final position

Unlisted government securities
Local
In pesos
Argentine T-bills with which provincial and federal governments				1,132		1,132	—	1,132
Tax credit certificates due in 2003/2004				92,372		92,372	—	92,372
Tucuman Provincial Treasury Bonds		ARTUCU13=BA		47,411		47,411	—	47,411
Argentine T-bills with which the Province of Buenos Aires				1,198		1,198	—	1,198
Other				—		(107)	—	(107)

Subtotal in pesos				142,113	3,783	142,006	—	142,006

In foreign currency

Subtotal in foreign currency				—	669,549	—	—	—

Subtotal Unlisted government securities				142,113	673,332	142,006	—	142,006

TOTAL GOVERNMENT SECURITIES				1,990,735	1,185,513	2,668,464	—	2,668,464

EXHIBIT A
(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31, 2002 AND 2001

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos -

			Holding

				Bank balances as of

Description	Serie	Identification	Market value	Book Balance as of 2002	Book Balance as of 2001	Position without options	Options	Final position

INVESTMENTS IN LISTED PRIVATE SECURITIES
Other debt instruments
Local
In foreign currency
Metrogas 2003 Corporate Bonds			33	33		33	—	33

Subtotal in foreign currency				33	83	33	—	33

Subtotal Other debt instruments				33	83	33	—	33

Other Equity instruments
Local
In pesos
Sniafa S.A.		SNI.BA	53	53		51	—	51
YPF Repsol S.A.			23	23		23	—	23
Other				—		(660)	—	(660)

Subtotal in pesos				76	225	(586)	—	(586)

Foreign
Perez Companc ADR			1,591	1,571		(1)	—	(1)
Tenaris ADR			20	20		343	—	343
Other				—		193	—	193

Subtotal in foreign				1,591	214	535	—	535

Subtotal Equity instruments				1,667	439	(51)	—	(51)

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES				1,700	522	(18)	—	(18)

TOTAL GOVERNMENT AND PRIVATE SECURITIES				1,992,435	1,186,035	2,668,446	—	2,668,446

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES
AND GUARANTIES RECEIVED AS OF DECEMBER 31, 2002 AND 2001

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos -

	2002	2001

COMMERCIAL PORTFOLIO
Normal performance
Preferred collaterals and counter guaranty “A”	5,018,117	6,462,603
Other collaterals and counter guaranty “B”	19,856	172,508
Without senior security or counter guaranty	798,380	4,589,212
In potential risk
Preferred collaterals and counter guaranty “A”	—	1,047
Other collaterals and counter guaranty “B”	13,900	1,822
Without senior security or counter guaranty	627,905	135,855
Nonperforming
Preferred collaterals and counter guaranty “A”	346	220
Other collaterals and counter guaranty “B”	3,608	47,295
Without senior security or counter guaranty	342,424	67,001
With high risk of uncollectibility
Preferred collaterals and counter guaranty “A”	855	—
Other collaterals and counter guaranty “B”	2,450	31,335
Without senior security or counter guaranty	792,516	129,916
Uncollectible
Preferred collaterals and counter guaranty “A”	531	—
Other collaterals and counter guaranty “B”	46,059	14,513
Without senior security or counter guaranty	337,193	72,910

Total	8,004,140	11,726,237

EXHIBIT B
(Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES
AND GUARANTIES RECEIVED AS OF DECEMBER 31, 2002 AND 2001

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos -

	2002	2001

CONSUMER AND HOUSING PORTFOLIO
Normal performance
Preferred collaterals and counter guaranty “A”	1,465	30,485
Other collaterals and counter guaranty “B”	438,975	1,451,042
Without senior security or counter guaranty	443,669	1,888,439
Inadequate performance
Preferred collaterals and counter guaranty “A”	1	55
Other collaterals and counter guaranty “B”	6,852	29,921
Without senior security or counter guaranty	10,049	56,791
Deficient performance
Preferred collaterals and counter guaranty “A”	—	24
Other collaterals and counter guaranty “B”	2,566	10,797
Without senior security or counter guaranty	11,439	37,467
Unlikely to be collected
Preferred collaterals and counter guaranty “A”	6	81
Other collaterals and counter guaranty “B”	9,962	21,059
Without senior security or counter guaranty	43,192	79,568
Uncollectible
Preferred collaterals and counter guaranty “A”	144	74
Other collaterals and counter guaranty “B”	28,271	33,020
Without senior security or counter guaranty	55,297	63,039
Uncollectible, classified as such under regulatory requirements
Preferred collaterals and counter guaranty “A”	—	—
Other collaterals and counter guaranty “B”	22	98
Without senior security or counter guaranty	499	1,063

Total	1,052,409	3,703,023

General Total (1)	9,056,549	15,429,260

(1)

Items included:  Loans (before allowances); Other receivables from financial transactions:  Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets out on financing lease (before allowances); Other receivables:  Receivables from sale of goods; Contingent credit – balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT C

FINANCING FACILITIES CONCENTRATION
AS OF DECEMBER 31, 2002 AND 2001

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos -

	FINANCING

	2002		2001

Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest clients	5,148,073	56.84%	6,267,303	40.62%
50 next largest clients	2,092,157	23.10%	2,428,434	15.74%
100 following clients	489,717	5.41%	1,165,599	7.55%
Remaining clients	1,326,602	14.65%	5,567,924	36.09%

Total (1)	9,056,549	100.00%	15,429,260	100.00%

(1)	See (1) in Exhibit B.

EXHIBIT D

BREAKDOWN BY FINANCING TERMS AS OF DECEMBER 31, 2002

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos -

		Term remaining to maturity

Description	Past-due portfolio	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total

Government sector	—	110,089	24,989	26,021	212,386	103,698	4,508,792	4,985,975
Financial sector	—	25,872	114	273	550	1,119	2,612	30,540
Non financial private sector and residents abroad	1,221,223	1,666,773	139,158	163,224	232,903	183,882	432,871	4,040,034

TOTAL	1,221,223	1,802,734	164,261	189,518	445,839	288,699	4,944,275	9,056,549	(1)

(1)	See (1) in Exhibit B.

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES AS OF DECEMBER 31, 2002 AND 2001

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos -

Concept			Shares					Amount

Identification	Description		Class	Unit face value		Votes per share	Number	2002	2001

	FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED
	Controlled
	Local
33642192049	•	Francés Valores Sociedad de Bolsa S.A.	Common		$500	1	3,199	6,052	2,361
30663323926	•	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	Common		$1	1	1,899,600	122,929	133,468
33678564139	•	Consolidar Cía. de Seguros de Vida S.A.	Common		$10	1	197,875	38,007	49,662
30678574097	•	Consolidar Cía. de Seguros de Retiro S.A.	Common		$10	1	200,000	31,053	57,693
30704936016	•	Credilogros Compañía Financiera S.A.	Common		$1	1	39,700,000	32,087	102,604
	•	Other						190	351
	Foreign
17426001	•	Banco Francés (Cayman) Ltd.	Common	US$	1	—	82,283,621	1,239,156	262,116
	•	Other						—	127,005

			Subtotal controlled					1,469,474	735,260

	Noncontrolled
	Local
33707124909	•	Rombo Cía. Financiera S.A.	Common		$1	1	8,000,000	12,062	16,093
	•	Other						5,309	9,841
	Foreign
	•	Other						846	550

			Subtotal noncontrolled					18,217	26,484

			Total in financial institutions, supplementary and authorized					1,487,691	761,744

	IN OTHER COMPANIES
	Noncontrolled
	Local
30685228501	•	Consolidar ART S.A.	Common		$1	1	375,000	14,418	12,368
30500064230	•	BBVA Seguros S.A.	Common		$1	1	550,332	3,525	4,057
	•	Other						272	1,597
	Foreign
17415001	•	A.I.G. Latin American Fund						18,091	11,738
	•	Other						51	35

			Subtotal noncontrolled					36,357	29,795

			Total in other companies					36,357	29,795

			TOTAL INVESTMENTS IN OTHER COMPANIES					1,524,048	791,539

EXHIBIT E
(Contd.)

DETAIL OF INVESTMENTS IN OTHER COMPANIES AS OF DECEMBER 31, 2002 AND 2001

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos -

		Information about the issuer

			Data from last published financial statements

Description		Main business	Fiscal year/ period-end	Capital stock	Stockholders’ equity	Net income for the fiscal year/ period

FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED
Controlled
Local					Thousands of $
•	Francés Valores Sociedad de Bolsa S.A.	Stockholder	12/31/02	1,600	6,053	3,688
•	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	Pensions fund manager	12/31/02	3,525	223,964	12,807
•	Consolidar Cía. de Seguros de Vida S.A.	Insurance company	12/31/02	3,000	36,226	(146)
•	Consolidar Cía. de Seguros de Retiro S.A.	Insurance company	12/31/02	3,000	37,431	(7,983)
•	Credilogros Compañía Financiera S.A.	Financial institution	12/31/02	57,100	42,510	(101,622)
•	Other
Foreign					Thousands of US$
•	Banco Francés (Cayman) Ltd.	Banking	12/31/02	398,500	1,239,156	(745,680)
•	Other
Noncontrolled
Local					Thousands of $
•	Rombo Cía. Financiera S.A.	Financial Institution	12/31/02	20,000	30,157	(25,111)
•	Other
Foreign
•	Other
IN OTHER COMPANIES
Noncontrolled
Local					Thousand of $
•	Consolidar ART S.A.	Workers compensation	12/31/02	3,000	104,510	14,250
•	BBVA Seguros S.A.	Insurance	12/31/02	4,503	28,845	(411)
•	Other
Foreign					Thousand of US$
•	A.I.G. Latin American Fund	Investing	12/31/00	37,048	27,615	(9,433)
•	Other

EXHIBIT F

MOVEMENT OF BANK PREMISES AND EQUIPMENT
AND OTHER ASSETS FOR THE FISCAL YEAR
ENDED DECEMBER 31, 2002 AND 2001

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos -

Description	Restated net book value at beginning of fiscal year	Additions in constant currency	Transfers in constant currency	Decreases in constant currency

PREMISES AND EQUIPMENT
Real Estate	382,339	9,177	382	8,907
Furniture and Facilities	41,629	2,684	—	—
Machinery and Equipment	65,446	9,051	—	—
Automobiles	563	307	—	140

Total	489,977	21,219	382	9,047

OTHER ASSETS
Works of Art	976	—	—	—
Rent assets	7,253	—	—	2,533
Assets acquired to secure loans	19,189	6,134	(14,536)	4,905
Stationery and office supplies	2,156	12,478	—	13,656
Other assets	124,264	72	14,154	35,942

Total	153,838	18,684	(382)	57,036

EXHIBIT F
(Contd.)

MOVEMENT OF BANK PREMISES AND EQUIPMENT
AND OTHER ASSETS FOR THE FISCAL YEAR
ENDED DECEMBER 31, 2002 AND 2001

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos -

	Depreciation for the fiscal year in constant currency

Description	Years of useful life	Amount	Net book value at 2002	Net book value at 2001

PREMISES AND EQUIPMENT
Real Estate	50	12,069	370,922	382,339
Furniture and Facilities	10	8,046	36,267	41,629
Machinery and Equipment	5	29,844	44,653	65,466
Automobiles	5	189	541	563

Total		50,148	452,383	489,977

OTHER ASSETS
Works of Art	—	—	976	976
Rent assets	50	111	4,609	7,253
Assets acquired to secure loans	50	563	5,319	19,189
Stationery and office supplies	—	—	978	2,156
Other assets	50	1,687	100,861	124,264

Total		2,361	112,743	153,838

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS FOR THE FISCAL YEAR
ENDED DECEMBER 31, 2002 AND 2001

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos -

Description		Restated net book value at beginning of fiscal year	Additions in constant currency	Decreases in constant currency

•	Goodwill	110,972	—	—
•	Organization and development expenses (1)	138,372	57,695	120

	Total	249,344	57,695	120

		Amortization for the fiscal year in constant currency

Description		Years of useful life	Amount	Net book value at 2002	Net book value at 2001

•	Goodwill	10	62,687	48,285	110,972
	Organization and development expenses (1)	5	123,894	72,053	138,372

•	Total		186,581	120,338	249,344

(1)	This mainly includes costs from information technology projects contracted from independent parties and leasehold improvements.

EXHIBIT H

CONCENTRATION OF DEPOSITS
AS OF DECEMBER 31, 2002 AND 2001

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos -

	2002		2001

Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest clients	533,992	8.35%	1,089,035	8.49%
50 next largest clients	668,098	10.44%	970,360	7.57%
100 following clients	410,845	6.42%	417,106	3.25%
Remaining clients	4,784,815	74.79%	10,348,369	80.69%

TOTAL	6,397,750	100.00%	12,824,870	100.00%

EXHIBIT I

BREAKDOWN OF MATURITY TERMS OF DEPOSITS,
OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS AND
SUBORDINATED CORPORATE BONDS
AS OF DECEMBER 31, 2002

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos -

	Term remaining to maturity

Description	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total

Deposits	4,460,897	420,147	75,686	306,991	861,487	272,542	6,397,750

Other liabilities from financial transactions
Central Bank of the Argentine Republic	1,827,782	35	5,645	681	18	330,678	2,164,839
Banks and International Institutions	632,330	2,676	94,690	32,850	189	9,124	771,859
Non-subordinated corporate bonds	—	—	28,058	454,020	—	—	482,078
Financing received from Argentine financial institutions	15,412	—	—	84,318	—	—	99,730
Other	333,353	—	—	—	—	—	333,353

TOTAL	2,808,877	2,711	128,393	571,869	207	339,802	3,851,859

Subordinated corporate bonds	—	869	—	8,440	8,432	67,260	85,001

TOTAL	7,269,774	423,727	204,079	887,300	870,126	679,604	10,334,610

EXHIBIT J

MOVEMENT OF ALLOWANCES FOR THE FISCAL YEAR

ENDED DECEMBER 31, 2002 AND 2001

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos -

				Decreases			Book value

Description	Restated book value at beginning of fiscal year	Increases in constant currency		Reversals in constant currency	Applications in constant currency	Monetary gain generated on allowances	2002	2001

DEDUCTED FROM ASSETS
Loans
• Allowance for doubtful loans	997,470	933,843	(1)(5)	—	214,520	(887,474)	829,319	997,470
Other receivables from financial transactions
• Allowance for doubtful receivables	9,102	104,069	(1)(6)	—	—	(11,718)	101,453	9,102
Assets subject to financial leasing
• Allowance for doubtful receivables	727	153	(1)	—	—	(410)	470	727
Investments in other companies
• For impairment value	11,738	21,941	(3)	—	—	(15,588)	18,091	11,738
Other receivables
• Allowance for doubtful receivables	3,059	466,550	(2)	—	2,639	(75,474)	391,496	3,059

Total	1,022,096	1,526,556		—	217,159	(990,664)	1,340,829	1,022,096

LIABILITIES- ALLOWANCES
• Contingents commitments	1,254	316,918	(1)	—	—	(11,325)	306,847	1,254
• Other contingencies	112,551	342,121	(4)	—	235,259	(54,337)	165,076	112,551

Total	113,805	659,039		—	235,259	(65,662)	471,923	113,805

(1)	Recorded in compliance with the provisions of Communiqué “A” 2729, as supplemented, of the BCRA, taking into account note 3.3.f).
(2)	Recorded to cover possible uncollectibility risks arising out of payments under protection actions booked in “Other Receivables” (note 1.2.7.I).
(3)	Recorded, mainly, to recognize the estimated impairment in AIG Latin American Fund’s equity as of December 31, 2002.
(4)	Recorded to cover possible contingencies that were not considered in other accounts (civil, labor, commercial and other lawsuits). (note 3.3.r).
(5)	This includes 137,378 of charge on loans impairment, booked in “Financial expense - Other”.
(6)	This includes 25,219 of charge on allowances on financial trusts, booked in “Financial income - Net income from government and private securities”
(7)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income - Gold and foreign currency exchange difference” account, as follow:

•	Loans	283,044
•	Other receivables from financial transactions	158
•	Assets out on financing lease	153
•	Investments in other companies	21,941
•	Other receivables	2,103

EXHIBIT K

CAPITAL STRUCTURE AS OF DECEMBER 31, 2002

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos -

SHARES			CAPITAL STOCK

Class	Quantity	Votes per share	Issued		Pending issuance or distribution		Paid in

			Outstanding	In portfolio

Common	368,128,432	1	368,073	—	55		368,128
						(1)		(2)

(1)	Shares issued and available to stockholders’ but not as yet withdrawn.

(2)	Capital registered with the Public Registry of Commerce (note 2.3).

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF DECEMBER 31, 2002 AND 2001

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos -

	2002									2001

	Total of fiscal year (per type of currency)

Accounts	Total of fiscal year	Euro	US Dollars	Deutsche Marks	Pounds Sterling	French Franc	Swiss Franc	Yen	Other	Total of fiscal year

ASSETS
Cash and due from banks	163,814	1,121	162,064	—	88	—	—	103	438	1,131,176
Government and private securities	1,789,528	—	1,789,528	—	—	—	—	—	—	1,181,527
Loans	1,084,984	306	1,084,678	—	—	—	—	—	—	11,166,004
Other receivables from financial transactions	1,243,053	—	1,242,930	—	—	—	—	—	123	712,080
Assets subject to financial leasing	116	—	116	—	—	—	—	—	—	49,130
Investments in other companies	1,258,144	—	1,258,144	—	—	—	—	—	—	401,444
Other receivables	34,910	—	34,910	—	—	—	—	—	—	26,947
Suspense items	42	—	42	—	—	—	—	—	—	7,871

TOTAL	5,574,591	1,427	5,572,412	—	88	—	—	103	561	14,676,179

LIABILITIES
Deposits	137,492	—	137,492	—	—	—	—	—	—	10,748,644
Other liabilities from financial transactions	1,818,726	884	1,817,577	—	1	—	—	—	264	2,120,191
Other liabilities	1,314,527	13	1,314,506	—	7	—	—	1	—	33,552
Subordinated corporate bonds	68,129	—	68,129	—	—	—	—	—	—	371,489
Suspense items	46	—	46	—	—	—	—	—	—	42,937

TOTAL	3,338,920	897	3,337,750	—	8	—	—	1	264	13,316,813

MEMORANDUM ACCOUNTS
Debit accounts (except contra debit accounts)
Contingent	5,529,142	—	5,529,142	—	—	—	—	—	—	8,263,777
Control	21,885,853	8,795	21,874,963	—	2	—	—	—	2,093	26,315,383
For trust activities	—	—	—	—	—	—	—	—	—	191,994

TOTAL	27,414,995	8,795	27,404,105	—	2	—	—	—	2,093	34,771,154

Credit accounts (except contra credit accounts)
Contingent	879,606	—	879,606	—	—	—	—	—	—	1,538,245
Control	—	—	—	—	—	—	—	—	—	8,379

TOTAL	879,606	—	879,606	—	—	—	—	—	—	1,546,624

EXHIBIT N

ASSISTANCE TO RELATED CLIENTS AND AFFILIATES AS DECEMBER 31, 2002 AND 2001

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos -

			Status

					Nonperforming/ Deficient Compliance		With high risk of uncollectibility/ Unlikely to be collected

Concept			Normal	In Potential Risk/ Inadequate Compliance	Not yet matured	Past-due	Not yet matured	Past-due

1.	Loans		27,208	—	—	—	—	—
	•	Overdraft	1,483	—	—	—	—	—
		Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—
		Other collaterals and counter guaranty “B”	—	—	—	—	—	—
		Without senior security or counter guaranty	1,483	—	—	—	—	—
	•	Discounted Instruments	—	—	—	—	—	—
		Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—
		Other collaterals and counter guaranty “B”	—	—	—	—	—	—
		Without senior security or counter guaranty	—	—	—	—	—	—
	•	Real Estate Mortgage and Collateral Loans	130	—	—	—	—	—
		Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—
		Other collaterals and counter guaranty “B”	130	—	—	—	—	—
		Without senior security or counter guaranty	—	—	—	—	—	—
	•	Consumer	16	—	—	—	—	—
		Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—
		Other collaterals and counter guaranty “B”	—	—	—	—	—	—
		Without senior security or counter guaranty	16	—	—	—	—	—
	•	Credit Cards	75	—	—	—	—	—
		Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—
		Other collaterals and counter guaranty “B”	—	—	—	—	—	—
		Without senior security or counter guaranty	75	—	—	—	—	—
	•	Other	25,504	—	—	—	—	—
		Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—
		Other collaterals and counter guaranty “B”	—	—	—	—	—	—
		Without senior security or counter guaranty	25,504	—	—	—	—	—
2.	Other receivables from financial transactions		712	—	—	—	—	—
3.	Assets out on financing lease and other		6,433	—	—	—	—	—
4.	Contingent commitments		21,890	—	—	—	—	—
5.	Investments in other companies and private securities		1,353,460	—	—	—	—	—

Total			1,409,703	—	—	—	—	—

Total Allowances			25	—	—	—	—	—

EXHIBIT N
(Contd.)

ASSISTANCE TO RELATED CLIENTS AND AFFILIATES AS DECEMBER 31, 2002 AND 2001

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos -

			Status

			Uncollectible	Uncollectible, classified as such under regulatory requirements	Total

					2002	2001

1.	Loans		—	—	27,208	125,597
	•	Overdraft	—	—	1,483	4,932
		Preferred collaterals and counter guaranty “A”	—	—	—	—
		Other collaterals and counter guaranty “B”	—	—	—	—
		Without senior security or counter guaranty	—	—	1,483	4,932
	•	Discounted instruments	—	—	—	1,067
		Preferred collaterals and counter guaranty “A”	—	—	—	—
		Other collaterals and counter guaranty “B”	—	—	—	—
		Without senior security or counter guaranty	—	—	—	1,067
	•	Real Estate Mortgage and Collateral Loans	—	—	130	1,141
		Preferred collaterals and counter guaranty “A”	—	—	—	—
		Other collaterals and counter guaranty “B”	—	—	130	1,141
		Without senior security or counter guaranty	—	—	—	—
	•	Consumer	—	—	16	83
		Preferred collaterals and counter guaranty “A”	—	—	—	—
		Other collaterals and counter guaranty “B”	—	—	—	—
		Without senior security or counter guaranty	—	—	16	83
	•	Credit cards	—	—	75	109
		Preferred collaterals and counter guaranty “A”	—	—	—	—
		Other collaterals and counter guaranty “B”	—	—	—	—
		Without senior security or counter guaranty	—	—	75	109
	•	Other	—	—	25,504	118,265
		Preferred collaterals and counter guaranty “A”	—	—	—	—
		Other collaterals and counter guaranty “B”	—	—	—	—
		Without senior security or counter guaranty	—	—	25,504	118,265
2.	Other receivables from financial transactions		—	—	712	40,186
3.	Assets out on financing lease and other		—	—	6,433	16,191
4.	Contingent commitments		—	—	21,890	23,918
5.	Investments in other companies and private securities		—	—	1,353,460	645,834

Total			—	—	1,409,703	851,726

Total Allowances			—	—	25	1,658

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001
(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish – See Note 17 to the financial statements of BBVA Banco Francés S.A.)

- Stated in thousands of pesos -

	2002	2001

ASSETS
CASH AND DUE FROM BANKS
Cash	236,485	599,176
Due from banks and correspondents	806,425	1,285,992

	1,042,910	1,885,168

GOVERNMENT AND PRIVATE SECURITIES (Note 5)
Holdings in investment accounts	1,882,749	56,017
Holdings for trading or financial transactions	177,818	662,507
Unlisted Government Securities	150,727	702,861
Investments in listed private securities	53,999	74,167
Less: Allowances	41,905	—

	2,223,388	1,495,552

LOANS
To government sector (Exhibit 1)	7,430,362	8,552,021
To financial sector (Exhibit 1)	12,631	60,248
To non financial private sector and residents abroad (Exhibit 1)	2,827,407	8,654,184

Overdraft	155,141	735,933
Discounted instruments	221,690	2,064,595
Real estate mortgage	503,711	1,651,288
Collateral Loans	10,221	66,323
Consumer	190,034	840,745
Credit cards	141,213	535,267
Other	1,500,364	2,636,279
Interest and listed-price differences accrued and pending collection	106,001	170,745
Less: Unused collections	819	578
Less: Interest documented together with main obligation	149	46,413
Less: Allowances	1,054,699	1,272,009

	9,215,701	15,994,444

OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS
Central Bank of the Argentine Republic	298,141	139,842
Amounts receivable for spot and forward sales pending settlement	26,571	454,459
Instruments to be received for spot and forward purchases pending settlement	721,772	91,334
Premiums on options purchased	—	—
Unlisted corporate bonds (Exhibit 1)	214,858	186,825
Other receivables not covered by debtor classification regulations	443,472	219,757
Other receivables covered by debtor classification regulations (Exhibit 1)	12,374	38,728
Interest accrued and pending collection not covered by debtor classification regulations	99,756	17
Interest accrued and pending collection covered by debtor classification regulations (Exhibit 1)	9,766	31
Less: Others unused collections	157	—
Less: Allowances	127,379	9,335

	1,699,174	1,121,658

ASSETS SUBJECT TO FINANCIAL LEASING
Assets subject to financial leasing (Exhibit 1)	22,391	57,457
Less: Allowances	592	764

	21,799	56,693

INVESTMENTS IN OTHER COMPANIES
In financial institutions	12,908	19,124
Other	46,178	42,119
Less: Allowances	18,091	11,738

	40,995	49,505

OTHER RECEIVABLES
Receivables from sale of property assets (Exhibit 1)	140	347
Other	1,450,042	514,803
Other accrued interest receivable	1	2
Less: Allowances	392,139	3,166

	1,058,044	511,986

PREMISES AND EQUIPMENT	492,553	544,857

OTHER ASSETS	113,618	154,021

INTANGIBLE ASSETS
Goodwill	48,285	110,973
Organization and development expenses	167,763	261,987

	216,048	372,960

SUSPENSE ITEMS	526	8,567

OTHER SUBSIDIARIES´ ASSETS (Note 5)	21,941	11,188

TOTAL ASSETS	16,146,697	22,206,599

 (Contd.)

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish – See Note 17 to the financial statements of BBVA Banco Francés S.A.)

- Stated in thousands of pesos -

	2002	2001

LIABILITIES
DEPOSITS
Government sector	22,699	74,946
Financial sector	49,240	208,083
Non financial private sector and residents abroad	6,798,632	14,746,018

Checking accounts	1,291,851	2,645,727
Savings deposits	542,989	4,719,535
Time deposits	2,774,166	6,676,165
Investments accounts	3,048	—
Other	1,565,314	641,834
Interest and listed-price differences accrued payable	621,264	62,757

	6,870,571	15,029,047

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS
Central Bank of the Argentine Republic	2,164,839	19,266

Other	2,164,839	19,266
Banks and International Institutions	1,734,952	664,864
Non-subordinated corporate bonds	479,228	545,525
Amounts payable for spot and forward purchases pending settlement	411,059	95,550
Instruments to be delivered for spot and forward sales pending settlement	27,664	435,927
Premiums on options sold	—	—
Financing received from Argentine financial institutions	61,647	327,961
Other	218,791	500,065
Interest and listed•price differences accrued payable	38,208	16,460

	5,136,388	2,605,618

OTHER LIABILITIES
Dividends payable	—	17
Fees payable	153	2,304
Other	155,690	451,625

	155,843	453,946

ALLOWANCES	669,670	149,648

SUBORDINATED CORPORATE BONDS	85,001	371,489

SUSPENSE ITEMS	6,064	69,845

OTHER SUBSIDIARIES’ LIABILITIES (Note 5)	1,048,134	1,160,513

TOTAL LIABILITIES	13,971,671	19,840,106

MINORITY INTEREST IN SUBSIDIARIES (Note 3)	163,799	311,473

STOCKHOLDERS’ EQUITY	2,011,227	2,055,020

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	16,146,697	22,206,599

MEMORANDUM ACCOUNTS

		2002	2001

DEBIT ACCOUNTS
Contingent
•	Guaranties received	5,786,474	11,742,405
•	Contra contingent debit accounts	3,946,149	2,162,485

		9,732,623	13,904,890

Control
•	Receivables classified as irrecoverable	585,861	1,074,036
•	Other	33,469,860	35,827,702
•	Contra control debit accounts	26,172	167,007

		34,081,893	37,068,745

For trustee activities
•	Funds in trust	59,174	241,984

		59,174	241,984

	TOTAL	43,873,690	51,215,619

CREDIT ACCOUNTS
Contingent
•	Credit lines granted (unused portion covered by debtor classification regulations (Exhibit 1)	149,777	410,774
•	Guaranties provided to the BCRA	2,805,504	19,024
•	Other guaranties given covered by debtor classification regulations (Exhibit 1)	682,577	1,300,241
•	Other guaranties given not covered by debtor classification regulations	—	1,951
•	Other covered by debtor classification regulations (Exhibit 1)	308,291	430,495
•	Contra contingent credit accounts	5,786,474	11,742,405

		9,732,623	13,904,890

Control
•	Items to be credited	26,172	166,920
•	Other	—	87
•	Contra control credit accounts	34,055,721	36,901,738

		34,081,893	37,068,745

For trustee activities
•	Contra credit accounts for trustee activities	59,174	241,984

		59,174	241,984

	TOTAL	43,873,690	51,215,619

The accompanying notes 1 through to 5 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the individual Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2002 AND 2001

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish – See Note 17 to the financial statements of BBVA Banco Francés S.A.)

- Stated in thousands of pesos -

	2002	2001

FINANCIAL INCOME
Interest on cash and due from banks	7,350	56,038
Interest on loans to the financial sector	5,243	38,433
Interest on overdraft	180,034	179,209
Interest on discounted instruments	63,604	256,626
Interest on real estate mortgage	90,266	215,923
Interest on collateral loans	3,579	8,888
Interest on credit card loans	61,565	102,797
Interest on other loans	357,245	1,090,484
Interest from other receivables from financial transactions	23,427	54,456
Income from guaranteed loans - Decree 1387/01	1,824,375	71,640
Net income from government and private securities	85,845	734,065
Indexation by CER	1,457,028	—
Other	1,463,060	188,320

	5,622,621	2,996,879

FINANCIAL EXPENSE
Interest on checking accounts	241,860	35,815
Interest on savings deposits	6,465	40,129
Interest on time deposits	539,350	1,009,251
Interest on financing to the financial sector	6,239	7,079
Interest from other liabilities from financial transactions	154,546	132,783
Other interest	682,520	36,755
Net income from government and private securities	2,074	—
Net loss on options	—	30
Indexation by CER	1,134,624	—
Other	1,810,829	137,073

	4,578,507	1,398,915

GROSS INTERMEDIATION MARGIN - GAIN	1,044,114	1,597,964

ALLOWANCES FOR DOUBTFUL LOANS	650,576	1,117,734

SERVICE INCOME
Related to lending transactions	92,224	166,918
Related to liability transactions	155,145	265,559
Other commissions	229,650	559,492
Other	67,710	172,205

	544,729	1,164,174

SERVICE EXPENSES
Commissions	35,981	74,543
Other	21,623	51,146

	57,604	125,689

(Contd.)

CONSOLIDATED STATEMENTS OF INCOME
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2002 AND 2001

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish – See Note 17 to the financial statements of BBVA Banco Francés S.A.)

- Stated in thousands of pesos -

	2002	2001

MONETARY LOSS ON FINANCIAL INTERMEDIATION	(194,920)	—

OPERATING EXPENSES
Payroll expenses	393,288	774,161
Fees to Bank Directors and Statutory Auditors	762	3,474
Other professional fees	26,940	28,300
Advertising and publicity	20,170	50,461
Taxes	31,771	64,553
Other operating expenses	331,830	349,876
Other	58,036	112,086

	862,797	1,382,911

MONETARY LOSS ON OPERATING EXPENSES	(26,783)	—

NET (LOSS)/GAIN FROM FINANACIAL TRANSACTIONS	(203,837)	135,804

NET INCOME ON MINORITY INTEREST IN SUBSIDIARIES	58,655	(73,681)

OTHER INCOME
Income from long-term investments	183,009	63
Punitive interests	6,625	9,462
Loans recovered and reversals of allowances	42,210	86,562
Other	633,954	578,651

	865,798	674,738

OTHER EXPENSE
Losses from long-term investments	—	9,222
Punitive interests and charges paid to Central Bank of the Argentine Republic	2,618	4
Charge for uncollectibility of other receivables and other allowances	1,307,767	104,695
Other	240,463	549,411

	1,550,848	663,332

MONETARY LOSS ON OTHER OPERATIONS	(390,239)	—

NET (LOSS)/GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	(1,220,471)	73,529

INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	21,590	42,732

NET (LOSS)/GAIN FOR THE FISCAL YEAR	(1,242,061)	30,797

The accompanying notes 1 through 5 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the individual Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2002 AND 2001
(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish – See Note 17 to the financial statements of BBVA Banco Francés S.A.)

- Stated in thousands of pesos -

	2002	2001

CHANGES IN CASH FLOWS
Cash and due from banks at beginning of fiscal year	1,885,168	1,161,741
(Decrease)/increase in cash and due from banks	(842,258)	723,427

Cash and due from banks at end of the fiscal year	1,042,910	1,885,168

CHANGES IN FUNDS
Financial income collected	1,934,742	2,148,872
Service charge income collected	570,102	1,158,382
Less:
Financial expense paid	3,803,358	1,383,324
Services charge expense paid	57,575	125,959
Operating expenses paid	652,862	1,222,283

FUNDS (USED IN)/PROVIDED BY RECURRING OPERATIONS	(2,008,951)	575,688

OTHER SOURCES OF FUNDS
Net increase in other liabilities from financial transactions	2,430,077	183,048
Net increase in other liabilities	—	61,443
Net decrease in government and private securities	—	2,466,669
Net decrease in loans	8,277,961	—
Net decrease in other receivables from financial transactions	1,052,026	2,921,412
Cash capital contribution	30,973	—
Other sources of funds	458,912	667,652

TOTAL OF SOURCES OF FUNDS	12,249,949	6,300,224

USE OF FUNDS
Net increase in government and private securities	214,873	—
Net increase in loans	—	2,669,759
Net increase in other assets	494,562	393,775
Net decrease in deposits	8,716,708	2,406,083
Net decrease in other liabilities	793,877	—
Cash dividends	—	160,103
Other uses of funds	154,228	522,765

TOTAL FUNDS USED	10,374,248	6,152,485

MONETARY LOSS GENERATED ON CASH AND DUE FROM BANKS	(709,008)	—

(DECREASE)/INCREASE IN FUNDS	(842,258)	723,427

The accompanying notes 1 through to 5 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the individual Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES AS OF DECEMBER 31, 2002 AND 2001
(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish – See Note 17 to the financial statements of BBVA Banco Francés S.A.)

- Stated in thousands of pesos -

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Resolution No. 4 of the Argentine Federation of Professional Councils in Economic Sciences, BBVA Banco Francés S.A. (BF) has consolidated - line by line - its balance sheets as of December 31, 2002 and 2001, and the statements of income and cash flows for the fiscal year ended, as per the following detail:

	•	As of December 31, 2002:

a)

With the financial statements of Banco Francés (Cayman) Ltd. and its subsidiaria, Credilogros Cía. Financiera S.A. and its subsidiary, Francés Valores Sociedad de Bolsa S.A. and Atuel Fideicomisos S.A., for the fiscal year ended December 31, 2002.

b)

With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary and Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary, for the six-month periods ended December 31, 2002.

The income of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary and Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary, have been adjusted to make the twelve-month fiscal year of the companies being consolidated consistent.

	•	As of December 31, 2001:

a)

With the financial statements of Banco Francés (Cayman) Ltd. and its subsidiary, BBVA Uruguay S.A. and its subsidiary, Credilogros Cía. Financiera S.A., Francés Valores Sociedad de Bolsa S.A. and Atuel Fideicomisos S.A., for the fiscal year ended December 31, 2001.

b)

With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary and Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary, for the six-month periods ended December 31, 2001.

The income of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary and Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary, have been adjusted to make the twelve-month fiscal year of the companies being consolidated consistent.

Interests in subsidiaries as of December 31, 2002 and 2001 are listed below:

	Shares			Interest percentage in

	Type	Quantity		Total Capital		Possible Votes

		December 31,		December 31,

Companies		2002	2001	2002	2001	2002	2001

Banco Francés (Cayman) Ltd.	Common	82,283,621	82,283,621	100.0000	100.0000	100.0000	100.0000
BBVA Uruguay S.A. (1)	Common	—,—	79,130	—,—	60.8787	—,—	60.8787
Francés Valores Soc. de Bolsa S.A.	Common	3,199	3,199	99.9700	99.9700	99.9700	99.9700
Atuel Fideicomisos S.A.	Common	99,999	99,999	99.9999	99.9999	99.9999	99.9999
Consolidar A.F.J.P. S.A.	Common	1,899,600	1,899,600	53.8892	53.8892	53.8892	53.8892
Consolidar Cía. de Seguros de Vida S.A.	Common	197,875	197,875	65.9582	65.9582	65.9582	65.9582
Consolidar Cía. de Seguros de Retiro S.A.	Common	200,000	200,000	66.6667	66.6667	66.6667	66.6667
Credilogros Cía. Financiera S.A.	Common	39,700,000	39,700,000	69.5271	69.5271	69.5271	69.5271

(1) On May 13, 2002, this investment was sold to BBVA (see note 2.2. to individual financial statements)

Assets, liabilities, stockholders´ equity and subsidiaries´ net income balances as of December 31, 2002 and 2001, are listed below:

	Assets		Liabilities		Stockholders’ Equity		Net income/gain- (loss)

	December 31,		December 31,		December 31,		December 31,

Companies	2002	2001	2002	2001	2002	2001	2002	2001

Banco Francés (Cayman) Ltd. and subsidiary	3,317,656	2,271,775	2,078,500	2,009,659	1,239,156	262,116	(745,680)	(89,739)
BBVA Uruguay S.A. and subsidiary	—,—	2,366,958	—,—	2,158,338	—,—	208,620	—,—	23,962
Francés Valores Soc. de Bolsa S.A.	6,397	8,840	344	6,479	6,053	2,361	3,688	(633)
Atuel Fideicomisos S.A.	703	1,922	514	1,634	189	288	(97)	109
Consolidar A.F.J.P. S.A.	297,261	373,316	69,149	125,650	228,112	247,666	(43,558)	73,609
Consolidar Cía. de Seguros de Vida S.A. and subsidiary	250,618	427,506	193,196	352,215	57,422	75,291	(13,388)	35,324
Consolidar Cía. de Seguros de Retiro S.A. and subsidiary	920,465	941,353	873,888	854,818	46,577	86,536	(13,058)	51,637
Credilogros Cía. Financiera S.A. and subsidiary	103,833	328,068	61,323	183,905	42,510	144,163	(101,622)	3,720

2.	VALUATION METHODS

The financial statements of the subsidiaries have been prepared based on similar methods to those applied by BF for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in note 3 to the financial statements of BF, except for

•

Banco Francés (Cayman) Limited: the financial statements of this subsidiary do not require any adjustment for inflation since they are stated in US dollars. These statements were converted into Argentine pesos based on the method described in note 3.3.m) to the financial statements of BF.

	•	Consolidar AFJP S.A.: the intangible assets of this subsidiary were amortized in accordance with the standards of the A.F.J.P.’s Superintendency.

3.	MINORITY INTEREST IN SUBSIDIARIES

	The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

		2002	2001

	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	105,183	114,198
	Consolidar Cía. de Seguros de Vida S.A.	19,415	25,629
	Consolidar Cía. de Seguros de Retiro S.A.	15,524	28,843
	Credilogros Compañía Financiera S.A.	23,675	61,188
	Francés Valores Sociedad de Bolsa S.A.	2	—,—
	BBVA Uruguay S.A.	—,—	81,615

		163,799	311,473

4.	RESTRICTIONS ON ASSETS

a)

Francés Valores Sociedad de Bolsa S.A. (stockbroking company) holds three shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 4,200. These shares have been pledged in favor of  “HSBC - La Buenos Aires Cía. Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of stockbroking companies with their obligations.

b)	See note 6 to the financial statements of BBVA Banco Francés.

5.	BREAKDOWN OF MAIN ITEMS

Detailed below are the balances of those accounts that show significant variations in relation to the figures that arise from the financial statements of BF:

	2002	2001

GOVERNMENT SECURITIES
Holdings in investment accounts
Medium – Term Treasury Bonds (BONTE 2002)	—	12,724
Argentine Republic External Bills (VEY4D)	35,823	—
Federal Government Bonds (LIBOR 2012)	1,751,417	—
Treasury bills	70,321	28,461
Other	25,188	14,832

Total	1,882,749	56,017

Holdings for trading or financial transactions
Medium – Term Treasury Bonds (BONTE 2002)	8,835	—
Central Bank of the Argentine Republic bills	19,464	—
Treasury Bills	1,769	—
USA Treasury Bills	—	46,546
Argentine Republic External Bills (VEY4D)	—	446,233
USA Treasury Notes	139,183	154,063
Other	8,567	15,665

Total	177,818	662,507

	2002	2001

Unlisted government securities
Federal Government 9% Bonds (due in 2002)	—	462,771
Tucumán Provincial Treasury Bonds	47,411	106,742
Tax credit certificates due in 2003/2004	92,372	101,153
Brazilian Central Bank Note (NBC-E)	—	25,919
Other	10,944	6,276

Total	150,727	702,861

PRIVATE SECURITIES
Investments in listed private securities
Cointel S.A. Corporate Bonds	4,704	10,524
Acindar S.A. Corporate Bonds	2,440	3,616
Transener S.A. Corporate Bonds	1,808	5,012
Pecom S.A. Corporate Bonds	7,127	4,183
Pecom S.A.	—	4,580
CTI Holding Corporate Bonds	2,684	—
Telecom S.A.	—	2,250
Tenaris S.A. ADR	3,660	—
Banco Roberts Trust	3,219	2,189
Galtrust 1 Financial Trust	3,647	8,279
Other	24,710	33,534

Total	53,999	74,167

Allowances	(41,905)	—

Total	2,223,388	1,495,552

OTHER ASSETS
Premium receivables from insurance companies	21,228	7,362
Others related to insurance business	713	3,826

Total	21,941	11,188

OTHER LIABILITIES
Insurance companies, claims in adjustment process	378,024	520,004
Insurance companies, mathematical reserve	655,226	769,124
Insurance companies, reinsurer reserve	(208,233)	(499,626)
Other related to insurance business	223,117	371,011

Total	1,048,134	1,160,513

Exhibit 1

STATEMENT OF DEBTORS’ STATUS CONSOLIDATED WITH SUBSIDIARIES AND
OTHER ENTITIES IN ARGENTINA AND ABROAD
AS OF DECEMBER 31, 2002 AND 2001

(Translation of financial statements originally issued in Spanish – See Note 17 to the financial statement of BBVA Banco Francés S.A.)

- Stated in thousands of pesos -

		2002	2001

COMMERCIAL PORTFOLIO
Normal performance
•	Preferred collaterals and counter guaranty “A”	7,494,027	8,993,693
•	Other collaterals and counter guaranty “B”	20,714	225,893
•	Without senior security or counter guaranty	843,312	5,858,233
Potential risk
•	Preferred collaterals and counter guaranty “A”	—	1,440
•	Other collaterals and counter guaranty “B”	13,900	4,966
•	Without senior security or counter guaranty	630,846	139,456
Non performing
•	Preferred collaterals and counter guaranty “A”	346	220
•	Other collaterals and counter guaranty “B”	3,608	48,344
•	Without senior security or counter guaranty	342,424	68,009
With high risk of uncollectibility
•	Preferred collaterals and counter guaranty “A”	855	—
•	Other collaterals and counter guaranty “B”	2,450	39,812
•	Without senior security or counter guaranty	826,755	132,840
Uncollectible
•	Preferred collaterals and counter guaranty “A”	654	—
•	Other collaterals and counter guaranty “B”	46,059	23,595
•	Without senior security or counter guaranty	337,314	76,555
Uncollectible, classified as such under regulatory requirements
•	Preferred collaterals and counter guaranty “A”	—	—
•	Other collaterals and counter guaranty “B”	—	—
•	Without senior security or counter guaranty	—	—

	Total	10,563,264	15,613,056

Exhibit 1
(Contd.)

STATEMENT OF DEBTORS’ STATUS CONSOLIDATED WITH SUBSIDIARIES AND
OTHER ENTITIES IN ARGENTINA AND ABROAD
AS OF DECEMBER 31, 2002 AND 2001

(Translation of financial statements originally issued in Spanish – See Note 17 to the financial statement of BBVA Banco Francés S.A.)

- Stated in thousands of pesos -

		2002	2001

CONSUMER AND HOUSING PORTFOLIO
Normal performance
•	Preferred collaterals and counter guaranty “A”	1,465	44,187
•	Other collaterals and counter guaranty “B”	439,624	1,493,480
•	Without senior security or counter guaranty	469,837	2,131,832
Inadequate performance
•	Preferred collaterals and counter guaranty “A”	1	57
•	Other collaterals and counter guaranty “B”	6,890	33,377
•	Without senior security or counter guaranty	14,627	78,636
Deficient performance
•	Preferred collaterals and counter guaranty “A”	—	24
•	Other collaterals and counter guaranty “B”	2,566	13,944
•	Without senior security or counter guaranty	14,583	46,326
Unlikely to be collected
•	Preferred collaterals and counter guaranty “A”	6	81
•	Other collaterals and counter guaranty “B”	9,962	22,668
•	Without senior security or counter guaranty	52,170	93,915
Uncollectible
•	Preferred collaterals and counter guaranty “A”	144	74
•	Other collaterals and counter guaranty “B”	28,273	36,880
•	Without senior security or counter guaranty	66,437	80,794
Uncollectible, classified as such under regulatory requirements
•	Preferred collaterals and counter guaranty “A”	—	—
•	Other collaterals and counter guaranty “B”	22	98
•	Without senior security or counter guaranty	703	1,922

	Total	1,107,310	4,078,295

	General Total (1)	11,670,574	19,691,351

(1)

Items included:  Loans (before allowances); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets out on financing lease (before allowances); Other receivables: Receivables from sale of goods; Contingent credit-balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.